FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release for 3rd Quarter of Fiscal Year 2015
2.	Cosan Limited consolidated interim financial statements at September 30, 2015 and independent auditors’ review report

Item 1

COSAN LIMITED 3rd quarter of the Fiscal Year 2015

earnings release 3q15

São Paulo, November 11, 2015 – COSAN LIMITED (NYSE: CZZ e BM&FBovespa: CZLT33) announces today its results for the third quarter (July, August and September) of 2015 (3Q15). The results are consolidated in accordance with the accounting principles adopted in Brazil and internationally (IFRS).

Financial Highlights

Summary of Financial Information - Cosan Limited Pro forma¹	3Q15	3Q14	Chg. %	2Q15	Chg. %
R$ MM	(Jul-Sep)	(Jul-Sep)	3Q15 / 3Q14	(Apr-Jun)	3Q15 / 2Q15
Net Revenues	12,798.4	10,283.6	24.5%	11,325.7	13.0%
Gross Profit	1,665.4	1,235.7	34.8%	1,579.8	5.4%
Gross Margin (%)	49.4%	36.6%	12.7 p.p.	46.8%	2.5 p.p.
Operations Profit	865.4	559.9	54.6%	898.6	-3.7%
EBITDA	1,534.9	1,060.2	44.8%	1,454.1	5.6%
EBITDA Margin (%)	45.5%	31.4%	14.1 p.p.	43.1%	2.4 p.p.
Equity Pick up	4.6	(8.3)	n/a	(3.4)	n/a
Net Income before non-controlling Interest	86.1	110.3	-21.9%	152.4	-43.5%
Net Income	48.4	20.5	n/a	6.5	n/a
Net Margin (%)	1.4%	0.6%	0.8 p.p.	0.2%	1.2 p.p.

Note 1: Considering 50% consolidation of the results of Raízen Combustíveis and Raízen Energia.

Cosan Limited Consolidated Result

The Company's subsidiaries Cosan S/A Indústria e Comércio (BM&FBovespa CSAN3) and Cosan Logístisca S/A (BM&FBovespa RLOG3) reported their results on August 13 2015. The full Earnings Releases with main financial and operational information, in addition to the quarterly financial statements, can be found on their websites:

Cosan S/A (CSAN3) - Investor Relations

Cosan Logística (RLOG3 and RUMO3) - Investor Relations

Investor Relations E-mail: ri@cosan.com.br Telephone: +55 11 3897-9797 Website: ri.cosan.com.br

1 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

Business Units

We list below the business units of Cosan S/A and Cosan Logística S/A, companies that comprise Cosan Limited’s portfolio.

The business units (reportable segments) are organized as follows:

Executive Summary 3Q15

The challenges posed by Brazil's macroeconomic slowdown since the start of the year continued into the third quarter of 2015. The period was also marked by high volatility in the U.S. dollar exchange rate and in international sugar, ethanol and crude oil prices. Despite this challenging environment, our businesses continued to perform in line with our expectations for the year and in line with our guidance.

Cosan Logística: Consolidated EBITDA of Rumo ALL grew 3% to R$551 million, despite higher reclassification of maintenance expenses (parts, services and personnel). EBITDA in 9M15 reached R$1,450 million, nearly 80% of the midpoint of our guidance for 2015. Total volume transported reached 12.5 billion RTK (up 6% from 3Q14), mainly due to the 14% increase in the transportation of agricultural products. North Operations presented 16% volume growth and R$490 million of EBITDA (18% up from 3Q14). Port loading of 3.7 million tons: up 20% from 3Q14 due to the sugar crop peak season, as well as additional corn volumes in the quarter. Leverage decreased by 2.3% compared to 2Q15, achieving 4.85 times the net debt/LTM EBITDA, due to the improvement in EBITDA LTM.

Cosan S/A: Pro forma EBITDA was R$1,090 million, up 11% compared to 3Q14. Pro forma EBITDA amounted to R$992 million, increasing 2% from 3Q14. The seasonally weaker result at Raízen Energia in the quarter, which was partially offset by the higher net income at Raízen Combustíveis and Comgás, contributed to the net loss of R$13 million at Cosan. The third quarter of the year (the second of the crop year) is typically marked by cash burn at Raízen Energia due to the inventory building strategy, which resulted in the pro forma use R$136 million in 3Q15. In the year to date (9M15), Cosan generated R$1,190 million of cash, reflecting the strong focus on improving operating performance and on reducing CAPEX in the business units.

Raízen Combustíveis: Adjusted EBITDA, excluding the effects from asset divestments, advanced 7% on 3Q14 (+9% for reported EBITDA). Fuel sales continued to suffer from the country’s weaker economic activity, especially diesel. Even so, sales volume growth outpaced the industry average (-3,1% source: ANP). Otto cycle (gasoline+ethanol) sales volume advanced 5% on 3Q14, especially in the retail segment, supported by the faster pace of service station conversions and the maturation of stations converted in recent years. Diesel sales contracted 1% from 3Q14, while diesel sales by the overall industry contracted 6%, which is explained by new contracts signed in the period and stronger demand from agribusiness consumers. EBITDA growth in the quarter was driven by the expansion in ethanol unit margin and by the product's higher share in the sales mix.

Raízen Energia: Adjusted EBITDA, excluding the effects from the variation in biological assets and hedge accounting, reached R$837 million, increasing 20% over 3Q14. The results in the quarter (second of the 2015/16 crop year) were driven a sequential increase in crushing volumes, despite the atypical rains in the period, supporting higher sales volumes of sugar (+18%) and ethanol (+11%). Agricultural yield in the quarter (measured in tons of TRS content per hectare) also improved, reaching

2 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

12.3 tons TRS/ha, compared to 10.3 tons TRS/ha in 3Q14. Unit cash cost increased compared to 3Q14, reflecting the late start of the crushing season, particularly for own cane, resulting in the higher crushing of cane from suppliers, for which the TRS price published by CONSECANA increased. CAPEX decreased 41% from 3Q14, which reflects the plan to optimize investments in the sugar and ethanol segment and is in line with our guidance.

Comgás: Normalized EBITDA, which includes the effect from the regulatory current account, totaled R$380 million, increasing 6% over 3Q14. Natural gas sales continued to suffer from the slower economic activity, especially in the industrial segment. Lower water consumption in the state of São Paulo, combined with abnormally high temperatures, adversely affected residential unit consumption. Excluding thermal power, sales volumes contracted 6% compared to 3Q14. On the other hand, 23 industrial clients, 335 commercial clients and 30,000 residential clients were connected in the quarter. EBITDA growth in the period is explained by the better sales mix, tariff increases and control of expenses.

Lubrificantes: EBITDA in 3Q15 continued to improve, growing 37% on the year-ago period to R$42 million. EBITDA growth and EBITDA margin expansion in the period were driven by the better sales mix and the results from the international operations.

Radar: EBITDA amounted to R$13 million in 3Q15, a period marked by a lower volume of property sales. There was also no variation in the market indicators used to adjust the value of the own land portfolio. Radar ended the quarter with 278,600 hectares of own and third-party land under management, with a market value of R$5.3 billion.

3 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

We present below the 3Q15 results by business segment as previously detailed. All information reflect 100% of their financial performance, regardless of Cosan Limited’s stake. For reconciliation purposes of the consolidated EBITDA, the Adjustments and Eliminations column refers to the elimination of net profits of the business controlled by Cosan for consolidation purposes.

Results by Business Unit (BRL mm) 3Q15	Raízen Combustíveis	Raízen Energia	Comgás	Lubricants	Radar	Other Businesses	Raízen Deconsolidation	Adjusts and Eliminations	Cosan S/A Account	Cosan Logística	Cosan Limited (Parent Company)	Adjusts and Eliminations	Cosan Limited Consolidadated
Net Revenue	15,638.9	2,637.5	1,743.1	484.2	31.9	0.0	(18,276.3)	-	2,259.2	1,357.7	-	(11.6)	3,605.3
Cost of Goods and Services	(14,884.9)	(2,195.6)	(1,241.4)	(367.1)	(10.7)	(0.1)	17,080.6	-	(1,619.3)	(921.4)	-	11.6	(2,529.1)
Gross Profit	753.9	441.8	501.7	117.1	21.2	(0.1)	(1,195.8)	-	639.9	436.3	-	(0.0)	1,076.2
Gross Margin(%)	4.8%	16.8%	28.8%	24.2%	66.4%	n/a	0.0%	n/a	28.3%	32.1%	n/a	0.0%	29.9%
Selling Expenses	(306.0)	(188.4)	(156.5)	(74.6)	-	-	494.3	-	(231.1)	(2.6)	-	-	(233.6)
General and Administrative Expenses	(91.3)	(137.3)	(78.3)	(18.5)	(8.0)	(38.9)	228.6	-	(143.8)	(96.2)	(5.1)	-	(245.0)
Other Operating Revenues (Expenses)	88.0	(5.4)	(0.7)	0.4	0.0	(12.1)	(82.6)	-	(12.4)	11.2	-	-	(1.2)
Equity Pick-up	3.5	(14.8)	-	(2.4)	0.0	147.7	11.3	(116.1)	29.2	4.1	(15.0)	15.0	33.3
Depreciation and Amortization	144.8	509.8	120.9	20.1	0.1	1.1	(654.6)	-	142.3	195.3	-	-	337.6
EBITDA	593.1	605.7	387.1	42.1	13.3	97.7	(1,198.8)	(116.1)	424.1	548.2	(20.1)	15.0	967.2
EBITDA Margin (%)	3.8%	23.0%	22.2%	8.7%	41.6%	n/a	0.0%	n/a	18.8%	40.4%	n/a	0.0%	26.8%
Financial income	(45.4)	(262.4)	(58.4)	(1.5)	(0.3)	(214.9)	307.8	4.9	(270.2)	(384.3)	(9.4)	-	(663.9)
Financial expense	39.4	181.9	105.1	2.0	3.5	35.3	(221.3)	(4.9)	140.8	57.5	0.0	-	198.3
Foreign exchange gain (losses), net	(169.7)	(622.2)	349.6	(17.4)	-	(512.9)	791.9	-	(180.8)	(139.0)	48.6	-	(271.2)
Derivatives	81.1	239.9	(395.4)	3.4	-	498.0	(321.0)	-	106.0	71.7	29.3	-	207.0
Income taxes expenses	(84.0)	161.0	(94.9)	(4.5)	(3.5)	84.8	(77.0)	-	(18.1)	1.3	-	-	(16.8)
Non-controlling interests	(6.1)	-	-	-	-	-	6.1	(73.0)	(73.0)	32.0	-	8.9	(32.0)
Profit (loss) for the period	263.5	(206.0)	172.2	4.0	12.9	(13.3)	(57.5)	(189.0)	(13.3)	(10.6)	48.4	23.9	48.4

4 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

Financial Statements

Cosan Limited (CZZ)

Indicators	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
EBITDA	159.5	211.8	-24.7%	456.3	572.8	-20.3%
Income Statement for the period	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
Net Operating Revenue	2,259.2	2,101.0	7.5%	6,316.8	6,105.7	3.5%
Cost of goods sold	(1,619.3)	(1,488.8)	8.8%	(4,475.0)	(4,302.6)	4. %
Gross Profit	639.9	612.2	4.5%	1,841.7	1,803.2	2.1%
Sales, general and administrative expenses	(374.9)	(363.6)	3.1%	(1,098.7)	(1,052.7)	4.4%
Other operating income (expenses), net	(12.4)	(5.5)	n/a	(113.2)	(103.0)	9.9%
Financial revenue	140.8	44.9	n/a	279.0	143.8	94. %
Financial expenses	(270.2)	(248.5)	8.7%	(829.7)	(704.3)	17.8%
Foreign exchange variation	(180.8)	(209.6)	-13.8%	(641.8)	(108.1)	n/a
Derivative	106.0	116.5	-9. %	442.8	58.4	n/a
Equity pick up	29.2	75.8	-61.5%	274.1	461.9	-40.7%
Income and Social Contribution Taxes	(18.1)	35.2	n/a	30.0	21.2	42. %
Equity attributable to non-controlling interests	(73.0)	(80.0)	-8.8%	(192.0)	(237.5)	-19.2%
Net Income from discontinued operations	0.0	37.8	-100. %	(0.0)	92.6	n/a
Net Income (loss)	(13.3)	15.2	n/a	(7.6)	375.5	n/a
Balance Sheet	3Q15	2Q15
BRL Million	09/30/2015	06/30/2015
Cash and Cash Equivalents	1,865	2,021
Securities	215	191
Accounts Rreceivable	862	829
Inventories	392	332
Other Current Assets	913	401
Investments	8,426	8,654
Investment Property	2,386	2,643
Biological Assets	(0)	(0)
Property, Plant and Equipment	384	373
Intangible	9,414	9,410
Other Non-Current Assets	1,775	2,019
Total Assets	29,179	28,400

Loans and Financing	(9,000)	(8,222)
Suppliers	(1,545)	(1,314)
Salaries Payable	(95)	(78)
Other current liabilities	(431)	(355)
Other non-current liabilities	(5,208)	(5,446)
Net Equity	(12,143)	(12,363)
Total Liabilities	(29,179)	(28,400)

5 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

Cosan Limited – Pro forma (including 50% of Raízen)

Indicators	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
EBITDA	1,534.9	1,060.2	44.8%	3,911.9	2,950.9	32.6%
Income Statement for the period	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
Net Operating Revenue	(11,132.9)	(9,047.9)	23.0%	(29,850.4)	(25,846.9)	15.5%
Gross Profit	1,665.4	1,235.7	34.8%	4,425.4	3,625.8	22.1%
Sales, general and administrative expenses	(840.1)	(724.9)	15.9%	(2,340.6)	(2,137.9)	9.5%
Other operating income (expenses), net	40.1	49.1	-18.3%	57.8	68.6	-15.7%
Financial revenue	293.0	159.7	83.4%	746.2	378.6	97.1%
Financial expenses	(801.8)	(390.3)	n/a	(2,057.4)	(1,050.5)	95.8%
Foreign exchange variation	(667.1)	(367.6)	81.5%	(1,463.3)	(179.6)	n/a
Derivative	367.5	170.1	n/a	974.4	105.1	n/a
Equity pick up	4.6	(8.3)	n/a	(3.2)	(23.2)	-86.0%
Income and Social Contribution Taxes	24.6	(13.2)	n/a	(69.0)	(196.8)	-64.9%
Equity attributable to non-controlling interests	(35.1)	(89.7)	-60.9%	(199.6)	(390.1)	-48.8%
Net Income from discontinued operations	2.6	(0.0)	n/a	6.2	0.0	n/a
Net Income (loss)	48.4	20.5	n/a	64.5	200.1	-67.8%
Balance Sheet	3Q15	2Q15
BRL Million	09/30/2015	06/30/2015
Cash and Cash Equivalents	3,951	4,474
Securities	1,094	726
Accounts Rreceivable	2,024	1,937
Inventories	2,401	1,851
Other Current Assets	1,861	1,350
Investments	427	414
Investment Property	2,386	2,643
Biological Assets	952	1,002
Property, Plant and Equipment	15,600	15,480
Intangible	21,009	20,994
Other Non-Current Assets	6,095	6,118
Total Assets	61,288	58,937

Loans and Financing	(24,680)	(22,669)
Suppliers	(3,137)	(2,738)
Salaries Payable	(452)	(468)
Other current liabilities	(2,024)	(2,008)
Other non-current liabilities	(13,822)	(13,996)
Net Equity	(16,134)	(16,327)
Total Liabilities	(61,288)	(58,937)

6 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

Cosan Industria e Comércio S/A (CSAN3)

Indicators	3Q15	3Q14	Chg.%	9M 15	9M 14	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q15 / 3Q14	(Jan-Sep)	(Jan-Sep)	9M 15 / 9M 14
EBITDA	424.1	466.2	-9.0%	1,324.7	1,543.0	-14.1%
Income Statement for the Period	3Q15	3Q14	Chg.%	9M 15	9M 14	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q15 / 3Q14	(Jan-Sep)	(Jan-Sep)	9M 15 / 9M 14
Net Operating Revenue	2,259.2	2,101.0	7.5%	6,316.8	6,105.7	3.5%
Cost of goods sold	(1,619.3)	(1,488.8)	8.8%	(4,475.0)	(4,302.6)	4.0%
Gross profit	639.9	612.2	4.5%	1,841.7	1,803.2	2.1%
Selling, general and administrative expenses	(374.9)	(363.6)	3%	(1,098.7)	(1,052.7)	4%
Other net operating income (expenses)	(12.4)	(5.5)	n/a	(113.2)	(103.0)	10%
Financial income	140.8	44.9	n/a	279.0	143.8	94%
Financial expenses	(270.2)	(248.5)	9%	(829.7)	(704.3)	18%
Exchange variation	(180.8)	(209.6)	-14%	(641.8)	(108.1)	n/a
Derivatives	106.0	116.5	-9%	442.8	58.4	n/a
Equity income (loss)	29.2	75.8	-61%	274.1	461.9	-41%
Income and social contribution taxes	(18.1)	35.2	n/a	30.0	21.2	42%
Non-controlling interest	(73.0)	(80.0)	-9%	(192.0)	(237.5)	-19%
Discontinued operations	0.0	37.8	-100%	0.0	92.6	-100%
Net Income	(13.3)	15.2	n/a	(7.6)	375.5	n/a
Balance Sheet	3Q15	2Q15
BRL mln	9/30/2015	6/30/2015
Cash and cash equivalents	1,865	2,021
Títulos e valores mobiliários	215	191
Trade accounts receivable	872	829
Inventories	392	332
Financial instruments and derivatives	2,547	1,527
Other current assets	903	401
Other noncurrent assets	1,775	2,019
Investments	8,426	8,654
Investment properties	2,386	2,643
Property, plant and equipment	384	373
Intangible assets	9,414	9,410
Total Assets	29,179	28,400

Loans and Financing	(9,000)	(8,222)
Financial instruments and derivatives	(757)	(622)
Trade accounts payable	(1,545)	(1,314)
Payroll	(95)	(78)
Other current liabilities	(431)	(355)
Other noncurrent liabilities	(5,208)	(5,446)
Shareholders' Equity	(12,143)	(12,363)
Total Liabilities	(29,179)	(28,400)

7 of 8

Cosan Limited - Press Release 3rd quarter of the Fiscal Year 2015

Cosan Logística S/A (RLOG3)

Indicators	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
EBITDA	548.2	86.4	n/a	1,195.7	251.8	n/a
Income Statement for the period	3Q15	3Q14	Chg.%	3Q15	3Q14	Chg.%
BRL Million	09/30/2015	09/30/2014	3Q15 x 3Q14	09/30/2015	09/30/2014	9M 15 x 9M 14
Net Operating Revenue	1,357.7	261.3	n/a	2,783.6	659.7	n/a
Cost of goods sold	(921.4)	(180.7)	n/a	(1,833.8)	(432.8)	n/a
Gross Profit	436.3	80.6	n/a	949.9	226.9	n/a
Sales, general and administrative expenses	(98.7)	(20.9)	n/a	(207.9)	(63.6)	n/a
Other operating income (expenses), net	11.2	19.6	-42.9%	50.6	18.1	n/a
Financial revenue	57.5	6.5	n/a	111.0	28.6	n/a
Financial expenses	(384.3)	(9.8)	n/a	(749.6)	(52.3)	n/a
Foreign exchange variation	(139.0)	0.3	n/a	(195.3)	0.6	n/a
Derivative	71.7	-	n/a	96.3	-	n/a
Equity pick up	4.1	(18.6)	n/a	4.3	0.0	n/a
Income and Social Contribution Taxes	1.3	(19.4)	n/a	(50.1)	(47.0)	6.6%
Equity attributable to non-controlling interests	32.0	(9.9)	n/a	5.0	(23.3)	n/a
Net Income from discontinued operations	2.6	(0.0)	n/a	6.2	88.0	-92.9%
Net Income (loss)	(10.6)	28.4	n/a	7.9	88.0	-91.1%
Balance Sheet	3Q15	2Q15
BRL Million	09/30/2015	06/30/2015
Cash and Cash Equivalents	241	508
Securities	879	534
Accounts Rreceivable	186	157
Inventories	191	107
Other Current Assets	369	462
Investments	45	41
Property, Plant and Equipment	9,122	8,814
Intangible	7,785	7,801
Other Non-Current Assets	2,782	2,715
Total Assets	21,680	21,154

Loans and Financing	(8,312)	(7,966)
Suppliers	(746)	(702)
Salaries Payable	(171)	(134)
Other current liabilities	(1,103)	(972)
Other non-current liabilities	(7,162)	(7,132)
Net Equity	(4,175)	(4,223)
Total Liabilities	(21,680)	(21,154)

8 of 8

Item 2

Cosan Limited

Consolidated interim financial statements at

September 30, 2015 and independent

auditors’ review report

Cosan Limited

Consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

Contents

Independent auditors’ report on review of interim financial statements	3

Consolidated statements of financial position	5

Consolidated statements of profit or loss and other comprehensive income (loss)	7

Statements of changes in shareholders’ equity	9

Consolidated statements of cash flows	11

Notes to the consolidated interim financial statements	13

Independent auditors’ report on review of interim financial statements

To the Board of Directors and Shareholders

Cosan Limited

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2015, which comprises the statement of financial position as of September 30, 2015 and the respective statements of profit or loss and comprehensive income (loss) for the three and nine month periods then ended, and changes in shareholders’ equity and cash flows for the nine month period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of this information in accordance with the regulations of the Brazilian Securities Commission - CVM, applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on these consolidated interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the Quarterly Information - ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the regulations of the Brazilian Securities Commission - CVM.

Other Matter

Corresponding values

The consolidated financial information for the year ended December 31, 2014 and the consolidated interim financial information for the three and nine month periods ended September 30, 2014, presented for comparative purposes, were audited and reviewed, respectively, by other independent auditors, who issued an unqualified audit report on March 18, 2015 and an unqualified review report on November 5, 2014, respectively.

São Paulo, November 10, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Carlos Augusto Pires

Contador CRC 1SP184830/O-7

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	5	2,126,808	1,649,340
Restricted cash		83,136	-
Investment securities		1,093,917	149,735
Trade receivables	6	1,047,741	865,109
Derivative financial instruments	26	502,002	30,069
Inventories		583,022	353,720
Receivables from related parties	8	68,158	38,357
Income tax receivable		114,009	94,100
Other current tax receivable		331,368	78,818
Other trade receivables	7	76,445	69,683
Dividends receivable		212,938	36,130
Assets held for sale	11	289,295	25,089
Other current assets		146,701	174,957

Total current assets		6,675,540	3,565,107

Trade receivables	6	59,581	480,992
Restricted cash		92,628	-
Deferred tax assets	19	1,677,495	214,164
Receivables from related parties	8	201,543	212,527
Income tax receivable		232,484	8,778
Other non-current tax receivable		543,709	17,299
Judicial deposits	20	751,222	418,385
Other trade receivables	7	-	370,497
Derivative financial instruments	26	2,165,351	860,509
Other non-current assets		998,253	648,669
Investment in associates	9	191,797	130,677
Investment in joint ventures	10	8,279,197	8,404,503
Investment property	11	2,385,932	2,641,978
Property, plant and equipment	12	9,506,087	1,435,890
Intangible assets and goodwill	13	17,199,097	10,286,373

Total non-current assets		44,284,376	26,131,241

Total assets		50,959,916	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2015	December 31, 2014

Liabilities
Loans, borrowings and debentures	14	2,840,406	1,056,353
Leases	15	537,048	-
Advances on real estate credits		108,688	-
Derivative financial instruments	26	13,209	13,803
Trade payables	17	2,291,288	1,112,459
Employee benefits payable		265,596	120,416
Income tax payable		56,400	30,905
Other taxes payable	18	163,984	307,741
Leases and concessions	16	19,545	-
Dividends payable		19,232	33,354
Payables to related parties	8	202,556	137,441
Other current liabilities		412,641	158,471

Total current liabilities		6,930,593	2,970,943

Loans, borrowings and debentures	14	14,864,182	7,446,287
Leases	15	1,286,597	-
Advances on real estate credits		197,409	-
Derivative financial instruments	26	756,008	319,632
Trade payables	17	1,391	-
Other taxes payable	18	190,911	334,565
Provision for legal proceedings	20	1,253,555	657,779
Leases and concessions	16	2,114,396	-
Pension and post-employment benefits	28	317,864	301,850
Deferred tax liabilities	19	4,203,271	1,739,274
Preferred shareholders payable in subsidiaries	21	2,106,730	1,926,888
Deferred revenue		104,526	-
Other non-current liabilities		592,903	509,823

Total non-current liabilities		27,989,743	13,236,098

Total liabilities		34,920,336	16,207,041

Shareholders' equity	22
Share capital		5,328	5,328
Additional paid in capital		4,006,312	3,887,109
Other comprehensive loss		(362,653)	(165,618)
Retained earnings		2,087,967	2,117,739

Equity attributable to owners of the parent		5,736,954	5,844,558
Non-controlling interests	9	10,302,626	7,644,749

Total shareholders' equity		16,039,580	13,489,307

Total shareholders' equity and liabilities		50,959,916	29,696,348

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income (loss)

For the three and nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014

Net sales		3,605,328	9,079,694	2,362,250	6,765,425
Cost of sales		(2,529,121)	(6,288,099)	(1,669,466)	(4,735,344)

Gross profit		1,076,207	2,791,595	692,784	2,030,081

Selling expenses		(233,615)	(673,976)	(229,667)	(660,572)
General and administrative expenses		(245,048)	(658,366)	(155,852)	(473,837)
Other expense, net	25	(1,211)	(62,615)	(4,492)	(103,452)

Operating expense		(479,874)	(1,394,957)	(390,011)	(1,237,861)

Income before financial results, equity in earnings of investees and income taxes		596,333	1,396,638	302,773	792,220

Equity in earnings of investees
Equity in earnings of associates	9	4,493	1,515	(3,369)	(2,702)
Equity in earnings of joint ventures	10	28,767	276,812	79,168	464,633
		33,260	278,327	75,799	461,931
Financial results	24
Finance expense		(663,865)	(1,604,757)	(263,336)	(770,794)
Finance income		198,339	390,106	51,404	174,176
Foreign exchange losses, net		(271,185)	(764,917)	(200,171)	(103,612)
Derivatives		206,988	582,516	124,412	51,225
		(529,723)	(1,397,052)	(287,691)	(649,005)

Profit before taxes		99,870	277,913	90,881	605,146

Income tax (expense) benefit	19
Current		(29,181)	(149,872)	(55,045)	(121,271)
Deferred		12,385	129,767	70,905	95,387
		(16,796)	(20,105)	15,860	(25,884)

Profit from continuing operations		83,074	257,808	106,741	579,262
Loss from discontinued operations, net of tax	30	(2,624)	(6,206)	-	-

Profit for the period		80,450	251,602	106,741	579,262

Other comprehensive income (loss)	22
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plan		-	-	3,028	1,612
Taxes on items that will not be reclassified to profit or loss		-	-	(1,030)	(548)
		-	-	1,998	1,064
Items that may be reclassified to profit or loss:
Foreign currency translation effect		(126,652)	(193,689)	(33,397)	(30,233)
Loss on cash flow hedge in joint ventures and subsidiary		(96,987)	(40,459)	(41,834)	(83,214)
Changes in fair value of available for sale securities		2,485	7,483	63	2,610
Taxes on items that may be reclassified to profit or loss		(802)	(2,875)	14,202	27,405
		(221,956)	(229,540)	(60,966)	(83,432)

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income (loss)

For the three and nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais – R$, except earnings per share)

Total other comprehensive loss, net of tax		(221,956)	(229,540)	(58,968)	(82,368)

Total comprehensive income (loss)		(141,506)	22,062	47,773	496,894

Net income attributable to:
Owners of the Parent (including discontinued operations)		48,407	64,474	20,542	200,098
Non-controlling interests		32,043	187,128	86,199	379,164

Total comprehensive income (loss) attributable to:
Owners of the Parent		(123,387)	(132,561)	(27,531)	142,689
Non-controlling interests		(18,119)	154,623	75,304	354,205

Basic earnings per share	23
Continuing operations		R$ 0.18	R$ 0.25	R$ 0.08	R$ 0.76
Discontinued operations		R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
		R$ 0.18	R$ 0.25	R$ 0.08	R$ 0.76
Diluted earnings per share	23
Continuing operations		R$ 0.12	R$ 0.19	(R$ 0.02)	R$ 0.47
Discontinued operations		R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
		R$ 0.12	R$ 0.19	(R$ 0.02)	R$ 0.47

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statements of changes in shareholders’ equity

For the nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307

Profit for the period	-	-	-	64,474	64,474	187,128	251,602

Other comprehensive income
Foreign currency translation effects	-	-	(172,287)	-	(172,287)	(21,402)	(193,689)
Loss on cash flow hedge in joint ventures and subsidiary	-	-	(25,498)	-	(25,498)	(15,292)	(40,790)
Changes in fair value of available for sale securities	-	-	750	-	750	4,189	4,939

Total comprehensive income for the period	-	-	(197,035)	64,474	(132,561)	154,623	22,062

Contributions by and distributions to owners of the Parent
Dividends - non-controlling interests	-	(1,965)	-	-	(1,965)	1,965	-
Share based compensation - Subsidiaries	-	5,496	-	-	5,496	3,293	8,789
Dividends	-	-	-	(94,246)	(94,246)	(299,462)	(393,708)

Total contributions by and distributions to owners of the Parent	-	3,531	-	(94,246)	(90,715)	(294,204)	(384,919)

Transactions with owners of the Parent
Acquisition of non-controlling interest	-	636	-	-	636	(10,838)	(10,202)
Business combination ALL	-	118,937	-	-	118,937	2,829,498	2,948,435
Share buy-back costs - Rumo	-	(3,901)	-	-	(3,901)	(21,202)	(25,103)

Total transactions with owners of the Parent	-	115,672	-	-	115,672	2,797,458	2,913,130

At September 30, 2015	5,328	4,006,312	(362,653)	2,087,967	5,736,954	10,302,626	16,039,580

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Statements of changes in shareholders’ equity

For the nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

		Capital reserve
		Additional	Other		Equity attributable	Non-
	Share	paid in	comprehensive	Retained	to owners	controlling	Total
	capital	capital	(loss) income	earnings	of the parent	interests	equity
At January 1, 2014	5,328	3,828,858	(84,887)	2,136,975	5,886,274	7,433,490	13,319,764

Profit for the period	-	-	-	200,098	200,098	379,164	579,262

Other comprehensive income
Foreign currency translation effects	-	-	(23,953)	-	(23,953)	(6,280)	(30,233)
Loss on cash flow hedge in joint ventures and subsidiary	-	-	(34,217)	-	(34,217)	(20,704)	(54,921)
Actuarial gain on defined benefit plan	-	-	380	-	380	684	1,064
Changes in fair value of available for sale securities	-	-	381	-	381	1,341	1,722

Total comprehensive income for the period	-	-	(57,409)	200,098	142,689	354,205	496,894

Contributions by and distributions to owners of the Parent
Share options exercised - Subsidiaries	-	28,436	-	-	28,436	17,206	45,642
Dividends - non-controlling interests	-	458	-	-	458	-	458
Share based compensation - Subsidiaries	-	4,791	-	-	4,791	2,899	7,690
Dividends	-	-	-	(92,071)	(92,071)	(115,433)	(207,504)

Total contributions by and distributions to owners of the Parent	-	33,685	-	(92,071)	(58,386)	(95,328)	(153,714)

Transactions with owners of the Parent
Acquisition of non-controlling interest	-	(820)	-	-	(820)	3,018	2,198
Acquisition cost of the preferred shares of subsidiaries	-	(22,313)	-	-	(22,313)	(13,501)	(35,814)

Total transactions with owners of the Parent	-	(23,133)	-	-	(23,133)	(10,483)	(33,616)

At September 30, 2014	5,328	3,839,410	(142,296)	2,245,002	5,947,444	7,681,884	13,629,328

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Consolidated statements of cash flows

For the nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

	Note	January 1, 2015 to September 30, 2015	January 1, 2014 to September 30, 2014

Cash flows from operating activities
Profit before taxes		277,913	605,146
Adjustments for:
Depreciation and amortization	12 / 13	820,066	503,921
Equity in earnings of associates	9	(1,515)	2,702
Equity in earnings of joint ventures	10	(276,812)	(464,633)
Loss on disposal of assets		5,884	7,387
Share-based compensation expense	8	8,789	7,690
Change in fair value of investment property	11 / 25	(23,162)	(63,728)
Provisions for legal proceedings	25	37,092	40,706
Indexation charges, interest and exchange gains/losses, net		1,574,174	678,042
Other		163,219	72,492
		2,585,648	1,389,725
Changes in:
Trade receivables		(72,945)	(212,801)
Inventories		(113,639)	(14,801)
Recoverable taxes		(35,375)	54,515
Related parties		(22,539)	(49,958)
Advances to suppliers		(32,917)	-
Trade payables		560,103	128,714
Employee benefits		(35,824)	(31,090)
Provisions for legal proceedings		(21,158)	(11,569)
Judicial deposits		(2,825)	(2,150)
Actuarial on defined benefit plan		(17,711)	(5,806)
Income and other taxes		(76,051)	(193,628)
Other assets and liabilities, net		(180,579)	(121,317)
		(51,460)	(459,891)

Net cash generated by operating activities		2,534,188	929,834

Cash flows from investing activities
Capital contribution in associates		(59,747)	(18,883)
Investment securities		(161,405)	-
Restricted cash		57,490	-
Net cash acquired in business combination	3	169,703	-
Dividends received from associates		1,150	1,938
Dividends received from joint ventures		206,425	315,010
Acquisition of property, plant and equipment and intangible assets, net		(1,337,715)	(754,944)

Net cash used in investing activities		(1,124,099)	(456,879)

Cosan Limited

Consolidated statements of cash flows

For the nine month periods ended September 30, 2015 and 2014

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	3,052,947	1,045,486
Payment of loans, borrowings and debentures
Principal	(2,556,574)	(2,689,939)
Interest	(915,993)	(623,726)
Payment of leases
Principal	(194,088)	-
Interest	(108,685)	-
Advances on real estate credits	(66,482)	-
Derivative financial instruments	225,973	(73,396)
Share capital paid in preferred shares	-	1,946,736
Dividends paid	(410,533)	(303,085)
Treasury shares	(12,186)	-
Related parties	(3,803)	-
Proceeds from exercise of share options	-	45,642

Net cash used in financing activities	(989,424)	(652,282)

Increase (decrease) in cash and cash equivalents	420,665	(179,327)

Cash and cash equivalents at beginning of period	1,649,340	1,509,565
Effects of exchange rate changes on cash held	56,803	381

Cash and cash equivalents at ended of period	2,126,808	1,330,619

Supplemental cash flow information
Income taxes paid	81,067	111,325
Business combination - non-cash effect	2,537,831	-

The accompanying notes are an integral part of these consolidated interim financial statements.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker - CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker - CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Log”) through a 62.51% and 63.27% interest, respectively. Cosan, Cosan S.A., Cosan Log and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. and América Latina Logística S.A. (“Cosan Log”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. ("Radar"); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures ("JVs"): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On September 30, 2015, the Company had a negative consolidated working capital of R$ 255,053. Management has been working on actions which will enable the Company to present a balanced structure of debt in order to fully meet its business plan in our logistic business.

2	Basis of preparation

2.1	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission - CVM applicable to the preparation of the Quarterly Information - ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2014.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

These consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2015.

2.2	Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries as listed below:

	Ownership percentage
	September 30, 2015	December 31, 2014

Directly owned subsidiaries
Cosan Logística S.A.(i)	63.27	62.51
Cosan S.A. Indústria e Comércio	62.51	62.51

(i)	Change in the ownership interest reflects the buy-back program of its common shares, as per the press release issued on April 7, 2015.

2.3	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2015, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following:

•	IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board;

•	IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company is currently assessing the potential impacts of adopting IFRS 15.

There are no other Standards or Interpretations that are not yet effective that would be expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3	Business combinations

ALL – América Latina Logística S.A. (“ALL”)

On April 1, 2015, Cosan, through its subsidiary Rumo Logística Operadora Multimodal S.A. (“Rumo”), acquired 100% of the common shares of ALL and started to consolidate the results of operations of ALL as of that date.

The acquisition occurred through the replacement of ALL shares with Rumo shares, at the exchange ratio of 2.879303067 registered, book-entry common shares without par value issued by Rumo for each 1 (one) registered, book-entry common share without par value issued by ALL. Therefore, according to such exchange ratio, 1,963,670,770 registered, book-entry common shares without par value were issued by Rumo, representing 65.67% of Rumo’s shareholders’ equity, attributable to ALL shareholders registered on March 31, 2015, represented by 681,995,165 common shares.

ALL is located in the City of Curitiba, State of Paraná. The Company’s main activities are the railroad transportation related activities and the acquisition, leasing or lending of locomotives, wagons and other railway equipment.

ALL operates railroad transportation in the Southern region of Brazil through ALL – América Latina Logística Malha Sul S.A., and in the Mid-West region and State of São Paulo through its subsidiaries ALL – América Latina Logística Malha Paulista S.A., ALL – América Latina Logística Malha Norte S.A. and ALL – América Latina Logística Malha Oeste S.A..

(i)	Consideration transferred

The fair value of the ordinary shares issued was based on the listed share price of the ALL (ticker – ALL3.SA) as at March 31, 2015 of R$ 3.97 per share. Additionally, the value was adjusted by the settlement of pre-existing relationship, as follows:

In thousands of R$

Equity instruments (681,995,165 common shares)	2,707,534
Settlement of pre-existing relationship	29,838
Total consideration transferred	2,737,372

(a)	Settlement of pre-existing relationship

In March 2009, Rumo and ALL entered into an operating agreement (pre-existing relationship) for the supply of sugar transport logistics and other grains from the western of the state of São Paulo to the Port of Santos, in which Rumo has port concessions for lifting services.

According to the terms of the existing agreement, Rumo invested in the construction and improvement of permanent roads under concession of ALL and acquisition of rolling stock for use in the transport of products in the rail network, in order to increase rail freight transport capacity in ALL. In exchange for the Company's

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

investments, the agreement stipulated that ALL should provide a certain capacity of rail transport services, as well as compensate Rumo through the payment of a fee, fixed contractually, per ton of product transported by ALL on the rail network and / or by the use of undercarriage given by Rumo to ALL.

This pre-existing relationship was settled when Rumo acquired ALL. As a result of this settlement, Rumo recorded a gain of R$ 29,838 in the profit or loss as "other operating income".

The fair value of the settlement of pre-existing relationship has been the difference between the value of the investment made by Rumo and the discounted cash flow of the remuneration of such investment, considering the volume and contractually agreed rate.

(ii)	Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

Description
Cash and cash equivalents	169,703
Investment securities	940,689
Trade receivables	385,367
Inventories	84,326
Other credits	1,617,232
Property, plant and equipment	7,225,047
Intangible assets	7,500,080
Loans, borrowings and debentures	(6,639,223)
Leases	(1,857,947)
Advances on real estate credits	(340,255)
Trade payables	(890,153)
Leases and concessions	(1,974,280)
Provision for legal proceedings	(553,094)
Deferred tax liabilities	(1,125,795)
Other liabilities	(1,563,425)

Consolidated net assets	2,978,272

Non-controlling interests	(240,900)

Total identifiable net assets acquired	2,737,372

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(a)	Measurement of fair value

The valuation techniques used for measuring the fair value were market prices for similar items when they are available, depreciated replacement cost when appropriate, discounted cash flow, and other.

If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Rumo has elected to measure the participation of Brado Holding S.A. (“Brado”) minority shareholders according to the proportion of the non-controlling shareholders’ in the fair value of identifiable net assets of Brado.

Accounts receivable fair value of R$ 385,367 is net of an allowance of R$ 51,495.

The costs related the acquisition were recorded in "other operating expenses" in the profit and loss in the amount of R$ 5,295.

The consolidated statement of profit or loss includes, from the date of acquisition, revenues and net income of R$ 2,277,133 and R$ 21,021, respectively, generated by ALL and its subsidiaries.

If ALL had been consolidated from January 1, 2015, the consolidated statement of profit or loss would present net revenue of R$ 9,922,401 and a net profit of R$ 22,629.

4	Operating segments

Segment information

The following segment information is used by Cosan's senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Operating segments

I.	Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

II.	Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

III.	COMGÁS: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

IV.	Cosan Log: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment;

V.	Radar: management, buying, selling and leasing of agricultural;

VI.	Lubricants: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark; and

VII.	Other business: other investments, in addition to the corporate activities of the Company. The other business segment's includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint-ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidation IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2015 to September 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of profit or loss:
Net sales	2,637,476	15,638,868	1,743,099	31,886	484,226	1,357,726	26	(18,276,344)	(11,635)	3,605,328	2,259,238	1,357,726
Domestic market	1,098,525	15,638,868	1,743,099	31,886	388,613	1,300,020	26	(16,737,393)	(11,635)	3,452,009	2,163,625	1,300,020
External market	1,538,951	-	-	-	95,613	57,706	-	(1,538,951)	-	153,319	95,613	57,706
Gross profit	441,839	753,937	501,674	21,173	117,115	436,311	(66)	(1,195,776)	-	1,076,207	639,897	436,311
Selling expenses	(188,350)	(305,979)	(156,465)	-	(74,595)	(2,556)	1	494,329	-	(233,615)	(231,060)	(2,556)
General and administrative expenses	(137,341)	(91,255)	(78,338)	(8,030)	(18,482)	(96,185)	(44,013)	228,596	-	(245,048)	(143,793)	(96,185)
Other income (expense), net	(5,433)	88,042	(671)	23	385	11,202	(12,150)	(82,609)	-	(1,211)	(12,413)	11,202
Financial results	(462,881)	(94,575)	889	3,198	(13,555)	(394,125)	(126,130)	557,456	-	(529,723)	(204,126)	(394,125)
Financial expense	(262,380)	(45,428)	(58,366)	(266)	(1,532)	(384,307)	(224,319)	307,808	4,925	(663,865)	(268,622)	(384,307)
Financial income	181,857	39,412	105,055	3,464	1,993	57,482	35,270	(221,269)	(4,925)	198,339	139,290	57,482
Foreign exchange losses, net	(622,213)	(169,696)	349,574	-	(17,435)	(139,033)	(464,291)	791,909	-	(271,185)	(180,793)	(139,033)
Derivatives	239,855	81,137	(395,374)	-	3,419	71,733	527,210	(320,992)	-	206,988	105,999	71,733
Equity in earnings of associates	(14,802)	3,505	-	-	(2,416)	4,074	103,852	11,297	(101,017)	4,493	419	4,074
Equity in earnings of joint ventures	-	-	-	-	-	-	28,767	-	-	28,767	28,767	-
Income tax expense benefit	161,011	(84,041)	(94,867)	(3,508)	(4,484)	1,260	84,803	(76,970)	-	(16,796)	(18,055)	1,260

Profit (loss) for the period	(205,957)	269,634	172,222	12,856	3,968	(40,019)	35,064	(63,677)	(101,017)	83,074	59,636	(40,019)

Other selected data:
Depreciation and amortization	509,827	144,802	120,865	102	20,140	195,333	1,147	(654,629)	-	337,587	142,254	195,333
EBITDA	605,740	593,052	387,065	13,268	42,147	548,179	77,538	(1,198,792)	(101,017)	967,180	424,071	548,179
Additions to PP&E, intangible and biological assets	230,362	208,571	136,639	663	15,222	479,318	6,996	(438,933)	-	638,838	159,520	479,318

Reconciliation of EBITDA:
Profit (loss) for the period	(205,957)	269,634	172,222	12,856	3,968	(40,019)	35,064	(63,677)	(101,017)	83,074	59,636	(40,019)
Income tax and social contribution	(161,011)	84,041	94,867	3,508	4,484	(1,260)	(84,803)	76,970	-	16,796	18,055	(1,260)
Financial result, net	462,881	94,575	(889)	(3,198)	13,555	394,125	126,130	(557,456)	-	529,723	204,126	394,125
Depreciation and amortization	509,827	144,802	120,865	102	20,140	195,333	1,147	(654,629)	-	337,587	142,254	195,333

EBITDA	605,740	593,052	387,065	13,268	42,147	548,179	77,538	(1,198,792)	(101,017)	967,180	424,071	548,179

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2015 to September 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of profit or loss:
Net sales	7,364,398	44,494,263	4,948,174	80,419	1,288,157	2,783,622	27	(51,858,661)	(20,705)	9,079,694	6,316,777	2,783,622
Domestic market	3,054,921	44,494,263	4,948,174	80,419	1,032,784	2,652,552	27	(47,549,184)	(20,705)	8,693,251	6,061,404	2,652,552
External market	4,309,477	-	-	-	255,373	131,070	-	(4,309,477)	-	386,443	255,373	131,070
Gross profit	1,070,155	2,214,742	1,461,154	62,437	318,210	949,860	(66)	(3,284,897)	-	2,791,595	1,841,735	949,860
Selling expenses	(425,510)	(903,002)	(461,640)	-	(209,779)	(2,556)	(1)	1,328,512	-	(673,976)	(671,420)	(2,556)
General and administrative expenses	(399,167)	(288,757)	(238,794)	(22,225)	(52,014)	(205,338)	(139,995)	687,924	-	(658,366)	(427,269)	(205,338)
Other income (expense), net	9,324	231,602	(4,540)	20,807	758	50,572	(130,212)	(240,926)	-	(62,615)	(113,187)	50,572
Financial results	(690,226)	(115,901)	(131,363)	6,870	(22,551)	(737,524)	(512,484)	806,127	-	(1,397,052)	(749,601)	(737,524)
Financial expense	(662,354)	(131,457)	(255,045)	(1,015)	(23,021)	(749,599)	(589,003)	793,811	12,925	(1,604,758)	(828,134)	(749,599)
Financial income	482,055	118,641	184,279	7,885	3,349	111,033	96,486	(600,696)	(12,925)	390,107	277,454	111,033
Foreign exchange losses, net	(1,082,392)	(314,386)	153,124	-	(11,860)	(195,308)	(710,873)	1,396,778	-	(764,917)	(641,767)	(195,308)
Derivatives	572,465	211,301	(213,721)	-	8,981	96,350	690,906	(783,766)	-	582,516	442,846	96,350
Equity in earnings of associates	(32,214)	10,617	-	-	(9,507)	4,254	282,124	21,597	(275,356)	1,515	(2,740)	4,254
Equity in earnings of joint ventures	-	-	-	-	-	-	276,812	-	-	276,812	276,812	-
Income tax expense benefit	242,477	(346,139)	(226,842)	(10,328)	(13,507)	(50,146)	280,718	103,662	-	(20,105)	30,041	(50,146)

Profit (loss) for the period	(225,161)	803,162	397,975	57,561	11,610	9,122	56,896	(578,001)	(275,356)	257,808	184,371	9,122

Other selected data:
Depreciation and amortization	1,473,871	431,832	360,017	594	56,988	398,870	3,180	(1,905,703)	-	819,649	420,779	398,870
EBITDA	1,696,459	1,697,034	1,116,197	61,613	104,656	1,195,662	291,842	(3,393,493)	(275,356)	2,494,614	1,324,710	1,195,662
Additions to PP&E, intangible and biological assets	1,459,134	573,423	382,659	1,604	31,904	1,073,650	40,115	(2,032,557)	-	1,529,932	456,282	1,073,650

Reconciliation of EBITDA:
Profit (loss) for the period	(225,161)	803,162	397,975	57,561	11,610	9,122	56,896	(578,001)	(275,356)	257,808	184,371	9,122
Income tax and social contribution	(242,477)	346,139	226,842	10,328	13,507	50,146	(280,718)	(103,662)	-	20,105	(30,041)	50,146
Financial result, net	690,226	115,901	131,363	(6,870)	22,551	737,524	512,484	(806,127)	-	1,397,052	749,601	737,524
Depreciation and amortization	1,473,871	431,832	360,017	594	56,988	398,870	3,180	(1,905,703)	-	819,649	420,779	398,870

EBITDA	1,696,459	1,697,034	1,116,197	61,613	104,656	1,195,662	291,842	(3,393,493)	(275,356)	2,494,614	1,324,710	1,195,662

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2014 to September 30, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Rumo	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log

Statement of profit or loss:
Net sales	2,331,340	14,333,868	1,643,750	27,350	429,850	261,300	-	(16,665,208)	-	2,362,250	2,100,950	261,300
Domestic market	1,087,302	14,333,868	1,643,750	27,350	354,266	218,047	-	(15,421,170)	-	2,243,413	2,025,366	218,047
External market	1,244,038	-	-	-	75,584	43,253	-	(1,244,038)	-	118,837	75,584	43,253
Gross profit	373,908	711,930	494,834	20,420	96,896	80,635	(1)	(1,085,838)	-	692,784	612,150	80,635
Selling expenses	(146,015)	(299,871)	(165,140)	-	(64,527)	-	-	445,886	-	(229,667)	(229,667)	-
General and administrative expenses	(137,330)	(95,504)	(75,174)	(8,880)	(17,687)	(20,894)	(33,217)	232,834	-	(155,852)	(133,887)	(20,894)
Other income (expense), net	23,331	83,828	(5,999)	18,754	414	1,015	(18,676)	(107,159)	-	(4,492)	(5,509)	1,015
Financial results	(194,020)	(86,854)	(48,122)	1,600	(7,950)	(3,061)	(230,158)	280,874	-	(287,691)	(296,752)	(3,061)
Financial expense	(128,453)	(38,708)	(75,395)	(215)	27,393	(9,819)	(208,442)	167,161	3,142	(263,336)	(248,537)	(9,819)
Financial income	106,535	23,250	27,222	1,815	1,705	6,468	17,336	(129,785)	(3,142)	51,404	44,908	6,468
Foreign exchange losses, net	(266,774)	(68,122)	(80,876)	-	(46,006)	290	(73,579)	334,896	-	(200,171)	(209,636)	290
Derivatives	94,672	(3,274)	80,927	-	8,958	-	34,527	(91,398)	-	124,412	116,513	-
Equity in earnings of associates	(12,872)	3,887	-	-	(1,498)	-	131,609	8,985	(133,480)	(3,369)	(3,369)	-
Equity in earnings of joint ventures	-	-	-	-	-	-	79,168	-	-	79,168	79,168	-
Income tax expense benefit	63,139	(121,209)	(66,295)	(3,571)	(1,954)	(19,371)	107,051	58,070	-	15,860	35,231	(19,371)

Profit (loss) for the period	(29,859)	196,207	134,104	28,323	3,694	38,324	35,776	(166,348)	(133,480)	106,741	57,365	38,324

Other selected data:
Depreciation and amortization	529,517	141,936	128,877	243	17,263	25,650	891	(671,453)	-	172,924	147,274	25,650
EBITDA	630,539	546,206	377,398	30,537	30,861	86,406	159,774	(1,176,745)	(133,480)	551,496	466,160	86,406
Additions to PP&E, intangible and biological assets	387,417	195,740	171,684	192	15,627	85,551	24,258	(583,157)	-	297,312	211,761	85,551

Reconciliation of EBITDA:
Profit (loss) for the period	(29,859)	196,207	134,104	28,323	3,694	38,324	35,776	(166,348)	(133,480)	106,741	57,365	38,324
Income tax and social contribution	(63,139)	121,209	66,295	3,571	1,954	19,371	(107,051)	(58,070)	-	(15,860)	(35,231)	19,371
Financial result, net	194,020	86,854	48,122	(1,600)	7,950	3,061	230,158	(280,874)	-	287,691	296,752	3,061
Depreciation and amortization	529,517	141,936	128,877	243	17,263	25,650	891	(671,453)	-	172,924	147,274	25,650

EBITDA	630,539	546,206	377,398	30,537	30,861	86,406	159,774	(1,176,745)	(133,480)	551,496	466,160	86,406

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2014 to September 30, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Rumo	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of profit or loss:
Net sales	6,622,468	41,029,657	4,777,520	126,092	1,202,065	659,715	33	(47,652,125)	-	6,765,425	6,105,710	659,715
Domestic market	2,884,269	41,029,657	4,777,520	126,092	985,275	553,735	33	(43,913,926)	-	6,442,655	5,888,920	553,735
External market	3,738,199	-	-	-	216,790	105,980	-	(3,738,199)	-	322,770	216,790	105,980
Gross profit	1,191,299	2,000,178	1,468,361	70,771	263,965	226,950	34	(3,191,477)	-	2,030,081	1,803,132	226,950
Selling expenses	(426,930)	(884,888)	(473,892)	-	(186,680)	-	-	1,311,818	-	(660,572)	(660,572)	-
General and administrative expenses	(398,691)	(296,456)	(218,339)	(25,727)	(51,479)	(63,632)	(114,660)	695,147	-	(473,837)	(392,089)	(63,632)
Other income (expense), net	81,990	262,258	(13,926)	63,620	586	(464)	(153,268)	(344,248)	-	(103,452)	(121,577)	18,125
Financial results	(116,092)	(78,719)	(151,875)	6,891	39,240	(23,110)	(520,151)	194,811	-	(649,005)	(610,163)	(23,110)
Financial expense	(370,615)	(102,013)	(217,555)	(779)	62,603	(52,284)	(572,023)	472,628	9,244	(770,794)	(704,344)	(52,284)
Financial income	252,247	69,840	65,707	7,670	3,282	28,602	78,159	(322,087)	(9,244)	174,176	143,825	28,602
Foreign exchange losses, net	(136,828)	(15,108)	(48,716)	-	(20,089)	572	(35,379)	151,936	-	(103,612)	(108,077)	572
Derivatives	139,104	(31,438)	48,689	-	(6,556)	-	9,092	(107,666)	-	51,225	58,433	-
Equity in earnings of associates	(28,803)	11,219	-	-	(4,837)	-	648,552	17,584	(646,417)	(2,702)	(2,702)	-
Equity in earnings of joint ventures	-	-	-	-	-	-	464,633	-	-	464,633	464,633	-
Income tax expense benefit	(14,237)	(327,571)	(208,270)	(11,410)	(9,619)	(47,048)	250,463	341,808	-	(25,884)	21,165	(47,048)

Profit (loss) for the period	288,536	686,021	402,059	104,145	51,176	92,696	575,603	(974,557)	(646,417)	579,262	501,827	111,285

Other selected data:
Depreciation and amortization	1,423,933	403,244	376,708	727	53,611	70,378	2,497	(1,827,177)	-	503,921	433,543	70,378
EBITDA	1,842,798	1,495,555	1,138,912	109,391	75,166	233,232	847,788	(3,338,353)	(646,417)	1,758,072	1,524,368	251,821
Additions to PP&E, intangible and biological assets	1,963,115	602,330	491,750	447	30,545	183,280	50,100	(2,565,445)	-	756,122	572,842	183,280

Reconciliation of EBITDA:
Profit (loss) for the period	288,536	686,021	402,059	104,145	51,176	92,696	575,603	(974,557)	(646,417)	579,262	501,827	111,285
Income tax and social contribution	14,237	327,571	208,270	11,410	9,619	47,048	(250,463)	(341,808)	-	25,884	(21,165)	47,048
Financial result, net	116,092	78,719	151,875	(6,891)	(39,240)	23,110	520,151	(194,811)	-	649,005	610,163	23,110
Depreciation and amortization	1,423,933	403,244	376,708	727	53,611	70,378	2,497	(1,827,177)	-	503,921	433,543	70,378

EBITDA	1,842,798	1,495,555	1,138,912	109,391	75,166	233,232	847,788	(3,338,353)	(646,417)	1,758,072	1,524,368	251,821

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of financial position:
Cash and cash equivalents	3,428,097	220,788	1,476,126	1,179	90,765	240,553	318,185	(3,648,885)	-	2,126,808	1,864,999	240,553
Investment securities	-	-	-	214,890	-	879,027	-	-	-	1,093,917	214,890	879,027
Trade receivables	466,101	1,486,432	592,888	23,853	245,149	185,610	241	(1,952,533)	-	1,047,741	862,131	185,610
Derivative financial instruments	1,514,030	128,365	603,405	-	26,973	80,997	1,955,978	(1,642,395)	-	2,667,353	2,547,253	80,997
Inventories	2,293,958	1,359,823	131,953	-	257,975	190,880	2,214	(3,653,781)	-	583,022	392,141	190,880
Other current assets	1,139,953	795,769	153,635	298,077	45,061	368,551	512,632	(1,935,722)	(55,907)	1,322,049	912,555	368,551
Other non-current assets	3,468,753	1,199,922	293,565	20,800	(144,410)	2,781,691	1,615,156	(4,668,675)	(9,887)	4,556,915	1,775,219	2,781,691
Investment in associates	216,019	262,304	-	-	10,729	45,290	11,837,929	(478,323)	(11,702,151)	191,797	146,506	45,290
Investment in joint ventures	-	-	-	-	-	-	8,279,197	-	-	8,279,197	8,279,197	-
Biological assets	1,903,554	-	-	-	-	-	-	(1,903,554)	-	-	-	-
Investment property	-	-	-	2,385,932	-	-	-	-	-	2,385,932	2,385,932	-
Property, plant and equipment	9,792,568	2,411,818	-	1,744	227,199	9,122,433	154,711	(12,204,386)	-	9,506,087	383,654	9,122,433
Intangible assets and goodwill	3,275,569	4,344,146	8,611,843	1,749	793,495	7,784,835	7,176	(7,619,715)	-	17,199,098	9,414,262	7,784,835
Loans, borrowings and debenture	(12,018,295)	(2,012,818)	(3,253,671)	-	(459,945)	(8,311,702)	(5,679,270)	14,031,113	-	(17,704,588)	(8,999,827)	(8,311,702)
Trade payables	(990,963)	(701,011)	(1,347,481)	(669)	(192,231)	(745,949)	(4,958)	1,691,974	-	(2,291,288)	(1,545,339)	(745,949)
Derivative financial instruments	(447,966)	(90,917)	-	-	(949)	(12,260)	(756,008)	538,883	-	(769,217)	(756,957)	(12,260)
Employee benefits payable	(304,474)	(68,869)	(50,980)	(6,302)	(15,811)	(170,841)	(21,662)	373,343	-	(265,596)	(94,756)	(170,841)
Other current liabilities	(770,582)	(1,094,392)	(117,516)	(20,432)	(125,596)	(1,102,726)	(207,730)	1,864,974	54,104	(1,519,896)	(430,819)	(1,102,726)
Other non-current liabilities	(1,349,470)	(3,074,107)	(1,132,629)	(100,202)	(145,603)	(7,161,507)	(3,841,499)	4,423,577	11,888	(12,369,552)	(5,208,047)	(7,161,507)
Total assets (net of liabilities) allocated by segment	11,616,852	5,167,253	5,961,138	2,820,619	612,801	4,174,882	14,172,292	(16,784,105)	(11,701,953)	16,039,779	12,142,994	4,174,882

Total assets	27,498,602	12,209,367	11,863,415	2,948,224	1,552,936	21,679,867	24,683,419	(39,707,969)	(11,767,945)	50,959,916	29,178,739	21,679,867

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2014										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Cosan Log	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Log
Statement of financial position:
Cash and cash equivalents	2,643,950	173,470	973,708	6,011	39,810	86,487	543,324	(2,817,420)	-	1,649,340	1,540,192	86,487
Investment securities	-	-	-	149,735	-	-	-	-	-	149,735	149,735	-
Trade receivables	620,300	1,920,778	605,483	22,214	194,486	42,685	241	(2,541,078)	-	865,109	822,424	42,685
Derivative financial instruments	542,102	28,378	335,058	-	(721)	-	556,241	(570,480)	-	890,578	880,366	-
Inventories	2,315,907	1,128,771	125,406	-	222,486	5,817	11	(3,444,678)	-	353,720	347,903	5,817
Other current assets	2,228,121	493,252	137,360	31,052	26,416	24,500	362,644	(2,721,373)	(64,839)	517,133	518,065	24,500
Other non-current assets	1,986,145	2,365,613	256,077	15,538	(184,670)	480,989	1,809,988	(4,351,758)	(6,610)	2,371,312	1,890,315	480,989
Investment in associates	209,205	256,729	-	-	16,032	-	11,916,471	(465,934)	(11,801,826)	130,677	130,678	-
Investment in joint ventures	-	-	-	-	-	-	8,404,503	-	-	8,404,503	8,404,503	-
Biological assets	1,828,304	-	-	-	-	-	-	(1,828,304)	-	-	-	-
Investment property	-	-	-	2,641,978	-	-	-	-	-	2,641,978	2,641,978	-
Property, plant and equipment	9,848,969	2,464,316	-	11,288	221,466	1,084,455	118,681	(12,313,285)	-	1,435,890	351,435	1,084,455
Intangible assets and goodwill	3,288,709	4,267,514	8,595,251	173	824,277	860,253	6,419	(7,556,223)	-	10,286,373	9,426,120	860,253
Loans, borrowings and debenture	(10,377,585)	(1,557,782)	(3,133,347)	-	(261,166)	(784,709)	(4,323,418)	11,935,367	-	(8,502,640)	(7,397,602)	(784,709)
Trade payables	(636,619)	(529,990)	(848,770)	(790)	(118,784)	(141,289)	(2,826)	1,166,609	-	(1,112,459)	(971,170)	(141,289)
Derivative financial instruments	(359,408)	(188,556)	(4,960)	-	-	-	(328,474)	547,964	-	(333,434)	(333,435)	-
Employee benefits payable	(252,219)	(66,799)	(58,955)	(5,336)	(15,437)	(19,302)	(21,387)	319,018	-	(120,417)	(101,115)	(19,302)
Other current liabilities	(776,208)	(1,896,387)	(118,021)	(20,783)	(100,853)	(89,787)	(402,204)	2,672,595	63,735	(667,913)	(602,788)	(89,787)
Other non-current liabilities	(2,687,911)	(2,263,528)	(992,028)	(93,552)	(193,082)	(221,851)	(3,977,389)	4,951,439	7,722	(5,470,180)	(5,248,327)	(221,851)
Total assets (net of liabilities) allocated by segment	10,421,762	6,595,779	5,872,262	2,757,528	670,260	1,328,248	14,662,826	(17,017,541)	(11,801,818)	13,489,306	12,449,278	1,328,248

Total assets	25,511,712	13,098,821	11,028,343	2,877,989	1,359,582	2,585,186	23,718,523	(38,610,533)	(11,873,275)	29,696,348	27,103,714	2,585,186

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Raízen Energia
Ethanol	1,128,511	3,695,498	951,990	3,152,586
Sugar	1,200,640	3,073,937	1,075,130	2,883,405
Cogeneration	203,002	387,740	230,582	432,834
Other	105,323	207,223	73,638	153,643
	2,637,476	7,364,398	2,331,340	6,622,468
Raízen Combustíveis
Fuels	15,638,868	44,494,263	14,333,868	41,029,657
	15,638,868	44,494,263	14,333,868	41,029,657
COMGÁS
Industrial	1,098,456	3,175,412	1,039,188	3,100,765
Residential	202,405	504,609	193,576	475,842
Construction revenue	109,959	303,683	126,237	361,341
Thermo generation	129,043	379,188	95,438	286,867
Cogeneration	64,982	203,082	59,124	187,132
Commercial	77,706	211,107	68,257	187,728
Automotive	50,262	145,314	51,290	148,044
Other	10,286	25,779	10,640	29,801
	1,743,099	4,948,174	1,643,750	4,777,520
Radar
Property sales	11,829	20,145	11,080	74,340
Land lease	16,730	50,235	14,427	46,235
Other	3,327	10,039	1,843	5,517
	31,886	80,419	27,350	126,092
Lubricants
Lubricants	403,214	1,105,607	342,973	997,460
Basic oil	76,870	171,028	71,471	181,662
Other	4,142	11,522	15,406	22,943
	484,226	1,288,157	429,850	1,202,065

Cosan's other business	27	27	-	33

IFRS 11 - Deconsolidated of
adjustments/eliminations joint
ventures and eliminations	(18,287,980)	(51,879,366)	(16,665,208)	(47,652,125)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Cosan Energia	2,247,602	6,296,072	2,100,950	6,105,710

Cosan Log
Logistics	1,061,011	2,384,783	190,659	483,398
Port handling	77,799	165,318	65,159	158,467
Other	218,916	233,520	5,482	17,850
	1,357,726	2,783,621	261,300	659,715

Total consolidated	3,605,328	9,079,693	2,362,250	6,765,425

5	Cash and cash equivalents

	September 30, 2015	December 31, 2014

Brazilian Reais
Cash and bank deposits	49,382	57,703
Short-term investments	1,945,035	1,496,620
	1,994,417	1,554,323

U.S. Dollars and Pound Sterling
Cash and bank deposits	132,391	95,017
	132,391	95,017

	2,126,808	1,649,340

Short-term investments are mainly comprised of exclusive funds as presented below:

	September 30, 2015	December 31, 2014

Exclusive funds
Repurchase agreements(i)	1,001,536	423,535
Bank certificate of deposits - CDB(ii)	239,209	87,646
Other	1,062	-
	1,241,807	511,181

Bank investments
Repurchase agreements(i)	517,774	222,570
Bank certificate of deposits - CDB(ii)	183,005	762,869
Other	2,449	-
	703,228	985,439

	1,945,035	1,496,620

(i)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(ii)	These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

6	Trade receivables

	September 30, 2015	December 31, 2014

Domestic - Brazilian Reais	1,149,810	1,369,013
Export - Foreign currency	28,556	25,323
Allowance for doubtful accounts	(71,044)	(48,235)

	1,107,322	1,346,101

Current	1,047,741	865,109
Non-current	59,581	480,992

7	Other trade receivables

	September 30, 2015	December 31, 2014

Receivable from ExxonMobil(i)	-	332,405
Receivable from sale of
discontinued operations(ii)	76,445	107,775
	76,445	440,180

Current	76,445	69,683
Non-current	-	370,497

(i)	The subsidiary Cosan Lubrificantes e Especialidades S.A. has a receivable from ExxonMobil related to tax debits included in the Brazilian Government's tax amnesty and refinancing program (“Refis IV”), which are the responsibility of ExxonMobil Brasil Holdings BV (“ExxonMobil”).

On September 1, 2015, CLE was notified by the Brazilian Federal Revenue Service on the exclusion of tax installments due to the previously made deposits. Thus, the accounts receivable was offset to the balance in the same amount of taxes payable, related to the collection of tax debts included in the special program installment of federal taxes ("REFIS IV");

(ii)	Receivables from the sale of Cosan Alimentos S.A. to be received in November 2015 plus the CDI or SELIC indexed.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

8	Related parties

a)	Receivables from and payables to related parties:

	September 30, 2015	December 31, 2014

Current assets
Commercial operations
Raízen Energia S.A.	38,818	23,229
Raízen Combustíveis S.A.	4,530	2,576
Aguassanta Participações S.A.	6,344	6,340
Other	4,273	556
	53,965	32,701
Corporate operation / Agreements
Raízen Energia S.A.	13,028	3,388
	13,028	3,388
Financial operations
Raízen Combustíveis S.A.	1,165	1,319
Rezende Barbosa Group	-	949
	1,165	2,268

	68,158	38,357

Non-current assets
Receivables under the
framework agreement
Raízen Energia S.A.	89,763	104,984
Raízen Combustíveis S.A.	-	15,126
	89,763	120,110
Financial operations
Rezende Barbosa Group	84,995	84,996
Other	17	4
	85,012	85,000
Corporate operation
Novvi Limited Liability Company	16,023	7,417
Tellus Brasil Participações Ltda.	10,562	-
Other	183	-
	26,768	7,417

	201,543	212,527

Total	269,701	250,884

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Current liabilities
Commercial operations
Raízen Energia S.A.	61,603	25,926
Raízen Combustíveis S.A.	66,742	1,283
Shell Brazil Holding B.V.	-	3,820
Other	107	96
	128,452	31,125
Corporate operations / Agreements
Raízen Energia S.A.	66,294	94,892
Raízen Combustíveis S.A.	7,810	11,402
	74,104	106,294
Financial operations
Other	-	22
	-	22

Total	202,556	137,441

b)	Related party transactions:

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Sales of goods and services
Raízen Energia S.A.	109,450	247,787	77,617	211,478
Raízen Combustíveis S.A.	59,294	94,151	-	-
Other	328	455	315	1,387
	169,072	342,393	77,932	212,865
Purchase of goods / Inputs
Raízen Energia S.A.	(1,563)	(1,633)	(61)	(66)
Raízen Combustíveis S.A.	(121)	(1,885)	(11)	(730)
	(1,684)	(3,518)	(72)	(796)
Land lease
Raízen Energia S.A.	14,352	43,641	14,300	39,950
	14,352	43,641	14,300	39,950
Shared income (expense)
Aguassanta Participações S.A.	114	331	115	339
Raízen Energia S.A.	(11,637)	(32,979)	(2,098)	(8,990)
	(11,523)	(32,648)	(1,983)	(8,651)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Financial result
Raízen Energia S.A.	680	1,910	679	1,902
Rezende Barbosa Group	-	10	85	378
Aldwych Temple
Venture Capital Ltd.	(102)	(210)	(66)	(196)
Other	(59)	(155)	136	393
	519	1,555	834	2,477

Total	170,736	351,423	91,011	245,845

c)	Officers’ and directors’ compensation

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Regular compensation	7,435	28,305	6,774	21,658
Stock option expense	2,930	8,789	2,564	7,690
Bonuses and other
variable compensation	83	33,143	-	24,470

	10,448	70,237	9,338	53,818

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

9	Investment in associates

a)	Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Vertical UK LLP	Other	Total
Shares issued by the associate	65,957,282	200,002	1,364,827	-	-
Shares held by Cosan	33,638,214	100,001	689,685	-	-
Cosan ownership interest	51.00%	50.00%	51.00%	50.00%	-

Equity in earnings (losses) of associates at September 30, 2014	3,706	(4,997)	-	474	(1,885)	(2,702)

At December 31, 2014	94,417	14,522	13,063	6,512	2,163	130,677
Equity in earnings (losses) of associates	8,264	(9,497)	588	(1,526)	3,686	1,515
Other comprehensive income (losses)	(429)	4,034	-	2,767	-	6,372
Business combination	-	-	-	-	41,285	41,285
Capital increase	(5,333)	-	17,402	-	5	12,074
Other	(508)	-	-	560	(178)	(126)

At September 30, 2015	96,411	9,059	31,053	8,313	46,961	191,797

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Companhia de Gás de São Paulo - "COMGÁS"	Cosan Logística S.A.	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Gerais S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by investee	407,214,353	124,009,308	405,856,814	299,015,898	2,040,816	21,148,989	830,690,258	-
Shares held by non-controlling shareholders	153,511,030	47,950,970	152,153,491	220,507,722	1,000,000	17,147,822	290,710,861	-
Non-controlling interest	37.49%	38.67%	36.73%	73.74%	49.00%	81.08%	35.00%	-

Equity in earnings (losses) at September 30, 2014	141,558	158,742	-	23,147	106	21,530	39,244	(5,163)	379,164

At December 31, 2014	3,653,052	2,111,578	(106)	323,636	37,066	1,680,612	337,743	(498,832)	7,644,749
Equity in earnings (losses)	(2,842)	154,500	2,973	(4,331)	(624)	(9,204)	46,656	-	187,128
Other comprehensive income	(39,346)	-	365	2,736	-	3,578	214	-	(32,453)
Dividends	(104,275)	(121,511)	-	(71,711)	-	-	-	-	(297,497)
Business combinations	-	-	70,911	2,758,586	-	-	-	-	2,829,497
Other	2,849	2,430	(15,198)	(18,879)	-	-	-	-	(28,798)

At September 30, 2015	3,509,438	2,146,997	58,945	2,990,037	36,442	1,674,986	384,613	(498,832)	10,302,626

c)	Information of the subsidiaries

On September 30, 2015, the subsidiary COMGÁS has a regulatory unrecognized accounts receivable in the amount of R$ 210,689 (R$ 242,654 on December 31, 2014) related to differences between the actual cost of gas incurred, paid by COMGÁS and the cost of gas included and charged to customers in accordance with tariff structure defined by ARSESP. During the quarter, the net movement in the cost of gas was R$ 31,965 which updated by the Selic rate was R$ 20,425.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10	Investment in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by investee	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of joint ventures at September 30, 2014	312,387	152,246	464,633

At December 31, 2014	3,218,466	5,186,037	8,404,503
Equity in earnings of joint ventures	388,396	(111,584)	276,812
Other comprehensive income	-	(40,871)	(40,871)
Dividends	(361,247)	-	(361,247)

At September 30, 2015	3,245,615	5,033,582	8,279,197

A summary of the statement of financial position and the statement of profit or loss of the joint ventures are disclosed in Note 4, Operating segments.

The cash flows and other comprehensive income of the joint ventures are summarized below:

	Raízen Energia S.A.		Raízen Combustíveis S.A.
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Cash flows
Operating activities	2,780,323	1,819,761	1,584,184	501,581
Investing activities	(1,423,512)	(1,942,062)	(426,622)	123,902
Financing activities	(528,612)	623,565	(1,110,244)	(755,488)

Increase (decrease) in cash and cash equivalents	828,199	501,264	47,318	(130,005)

Other comprehensive income	(306,906)	155,269	803,162	686,172

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11	Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2014	2,641,978	25,089	2,667,067
Change in fair value	25,597	(2,435)	23,162
Transfers(i)	(273,709)	282,687	8,978
Disposals(ii)	(7,934)	(16,046)	(23,980)

At September 30, 2015	2,385,932	289,295	2,675,227

(i)	Refers to property, plant and equipment transfers for investment properties.

(ii)	Lands, buildings and improvements reclassified for investment property due to commercial disagreements.

Investment properties include farms located in the Southeast, Midwest and Northeast regions of Brazil, which are leased to third parties and jointly controlled entities. The leases have an average term of 18 years for the cultivation of sugarcane and 10 years for beans.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

12	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2014	514,856	450,089	519,993	-	255,643	37,286	1,777,867
Additions	23,896	7,652	644,877	315,355	218,315	5,783	1,215,878
Disposals	-	(2,007)	(1,473)	(4,076)	-	(28,888)	(36,444)
Transfers	23,006	65,931	(1,054)	(60,874)	(36,407)	9,420	22
Business combinations	252,487	82,664	2,946,849	3,409,109	57,085	476,853	7,225,047
At September 30, 2015	814,245	604,329	4,109,192	3,659,514	494,636	500,454	10,182,370

Depreciation
At December 31, 2014	(103,616)	(165,906)	(55,688)	-	-	(16,767)	(341,977)
Additions	(20,257)	(42,310)	(142,543)	(93,102)	-	(30,411)	(328,623)
Disposals	-	1,306	781	280	-	855	3,222
Transfers	7,430	277	(5,836)	(10,567)	-	(209)	(8,905)
At September 30, 2015	(116,443)	(206,633)	(203,286)	(103,389)	-	(46,532)	(676,283)

At December 31, 2014	411,240	284,183	464,305	-	255,643	20,519	1,435,890
At September 30, 2015	697,802	397,696	3,905,906	3,556,125	494,636	453,922	9,506,087

Capitalization of borrowing costs

Capitalized borrowing costs for the nine month period ended September 30, 2015 amounted to R$ 7,031 (R$ 4,837 for the nine month period ended September 30, 2014). The weighted average interest rate used to capitalize interest on the balance of construction in progress, was 6.72% p.a. for the nine month period ended September 30, 2015 (8.49% p.a. for the nine month period ended September 30, 2014).

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13	Intangible assets

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2014	703,956	8,790,010	865,341	252,474	862,324	227,035	11,701,140
Additions	-	310,278	-	-	62,970	20,098	393,346
Disposals	-	(8,225)	(495,116)	-	(5,949)	-	(509,290)
Transfers(i)	-	131	(392)	-	14	11,610	11,363
Business combination	-	7,420,367	-	-	-	79,713	7,500,080
At September 30, 2015	703,956	16,512,561	369,833	252,474	919,359	338,456	19,096,639

Depreciation
At December 31, 2014	-	(636,730)	(108,019)	(136,962)	(425,282)	(107,774)	(1,414,767)
Additions	-	(302,344)	(37,012)	(17,120)	(116,674)	(33,687)	(506,837)
Disposals	-	5,541	15,646	-	2,861	-	24,048
Transfers(i)	-	-	-	-	-	14	14
At September 30, 2015	-	(933,533)	(129,385)	(154,082)	(539,095)	(141,447)	(1,897,542)

At December 31, 2014	703,956	8,153,280	757,322	115,512	437,042	119,261	10,286,373
At September 30, 2015	703,956	15,579,028	240,448	98,392	380,264	197,009	17,199,097

(i) The balance of transfers relates to amounts reclassified from property, plant and equipment and investment property.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the nine month period ended September 30, 2015, amounted to R$ 14,766 (R$ 15,787 for September 30, 2014). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 11.26% p.a. for the nine month period ended September 30, 2015 (9.04% p.a. for September 30, 2014).

Intangible assets (excluding goodwill)	Annual rate of amortization - %	September 30, 2015	December 31, 2014
Gas distribution concession - COMGÁS(i)	Concession term	8,217,444	8,153,280
Concession rights - Rumo(ii)	Concession term	7,361,584	-
		15,579,028	8,153,280

Improvements to public rail concessions(iii)	Concession term	-	506,872
Operating license for port terminal(iv)	4.00	243,281	250,450
		243,281	757,322
Trademarks
Mobil	10.00	74,188	91,308
Comma	-	24,204	24,204
		98,392	115,512
Relationships with customers
COMGÁS	20.00	327,315	375,119
Lubricants	6.00	52,949	61,923
		380,264	437,042
Other
Software licenses	20.00	102,894	83,889
Other	15.00	91,282	35,372
		194,176	119,261

Total		16,495,141	9,582,417

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets. The amortization term is 39 years (the remaining concession period, plus extension);

(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession, in 2079;

(iii)	Refers to improvements made to the Federal Government rail under concession and operated by ALL until March 31, 2015, when ALL was acquired by the Rumo; and

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(iv)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units containing goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the nine month period ended September 30, 2015, no impairment indicators were identified that would trigger the need for an impairment test.

14	Loans, borrowings and debentures

	Interest
Description(i)	Index(ii)	Annual interest(iii)	September 30, 2015	December 31, 2014	Maturity

Loan and borrowings
BNDES	Selic	16.20%	305,816	274,000	Oct-2020
	TJ462	9.34%	849,295	834,565	Oct-2020
	TJLP	9.28%	202,656	288,209	Oct-2018
EIB	US$ + LIBOR	2.12%	867,125	691,463	Sep-2021
FINAME	URTJLP	8.47%	433,112	457,570	May-2022
	Fixed	4.27%	843,967	307,230	Feb-2025
FINEM	Fixed	4.02%	4,717	3,420	Jan-2024
	IPCA	17.95%	3,965	3,483	Nov-2021
	URTJLP	8.25%	2,404,349	13,231	Aug-2029
	Selic	15.85%	5,984	-	Sep-2020
	UMBNDES	10.16%	1,189	-	Mar-2022
FINEP	Fixed	5.00%	144,088	165,032	Nov-2020
Foreign loans	LIBOR Sterling	3.93%	328,285	224,047	Dec-2019
FCO	Fixed	4.12%	3,010	-	Jan-2024
FRN	US$	2.63%	200,439	-	Jan-2017
NCE	US$	3.40%	127,800	-	Jul-2016
	109% of CDI	15.40%	317,615	-	Oct-2018
	112% of CDI	15.83%	418,973	-	Sep-2019
Perpetual Notes	US$	8.25%	2,011,523	1,344,760	-
Resolution 4131	US$	2.73%	300,538	29,338	Jul-2017
	US$ + LIBOR	1.67%	469,703	266,006	Nov-2015
	US$ + LIBOR	2.40%	440,613	466,494	Mar-2018
Senior Notes Due 2018	Fixed	9.50%	855,433	874,494	Mar-2018

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Senior Notes Due 2023	US$	5.00%	1,889,802	1,352,796	Mar-2023
Trade banks	Fixed	20.98%	4,860	-	Nov-2016
	100% of CDI	14.13%	1,450	-	Dec-2015
	CDI + 3.50% p.a.	18.12%	196,247	-	Sep-2016
	CDI + 2.88% p.a.	17.42%	108,464	-	Dec-2015
Working capital	CDI + 1.43% p.a.	15.80%	83,122	85,628	Sep-2016
	CDI + 1.20% p.a.	15.50%	112,195	101,515	Oct-2017
	US$ + LIBOR	4.45%	197,741	133,185	Sep-2016
Other		-	47,144	7,559	-
			14,181,220	7,924,025

Debentures
Convertible debentures	URTJLP	8.00%	2,539	-	Jun-2016
Non-convertible debentures	% of net revenue	-	27,488	-	-
	Fixed	10.10%	164,909	-	Oct-2020
	Fixed rate + IPCA	15.26%	460,385	447,386	Sep-2020
	108% of CDI	15.26%	506,980	-	Jul-2018
	CDI + 1.3% p.a.	15.61%	801,750	-	Oct-2017
	CDI + 2.05% p.a.	16.47%	1,431,536	-	Apr-2018
	CDI	15.16%	127,781	131,229	Sep-2019
			3,523,368	578,615

Total			17,704,588	8,502,640

Current			2,840,406	1,056,353
Non-current			14,864,182	7,446,287

(i)	Loans and borrowings are guaranteed by promissory notes and endorsements of the Company and controlling shareholders, besides other guarantees, such as: (i) credit rights originated from the expansion contracts of the logistic segment and gas distribution (BNDES), (ii) underlying assets (property, plant and equipment and intangible assets) being financed (FINAME) in an amount of R$ 3,290,251 (R$ 1,738,661 on December 31, 2014);

(ii)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index;

(iii)	As at September 30, 2015, unless otherwise indicated.

Debentures

On April 29, 2015, Rumo concluded the placement of the third tranche of non-convertible debentures, indivisible, at a par value totaling R$ 1,427,172. The maturity of which is April, 2018.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Changes in loans, borrowings and debentures:

At December 31, 2014	8,502,640
Acquisition	3,052,947
Monetary and exchange variations	3,201,252
Payment	(3,508,419)
Business combination	6,639,223
Other	(183,055)

At September 30, 2015	17,704,588

Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators.

Financial covenants are required to be calculated on a quarterly basis, at the end of each period.

On December 31, 2014, ALL failed to meet certain covenants for which waivers were later obtained from creditors releasing ALL from early call of the debt.

Except for BNDES, whose new net debt indicators (EBITDA and ICD) are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On September 30, 2015, quarterly financial covenants were met within the new established standards.

Debentures have covenants in similar conditions to those described and also had their covenant net debt / EBITDA ratio adjusted to 5.5x.

15	Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Less than one year	Between one and five years	More than five years	Total
Future minimum lease payments	767,975	1,323,001	314,772	2,405,748
Interests	(230,927)	(294,637)	(56,539)	(582,103)

Present value of
minimum lease payments	537,048	1,028,364	258,233	1,823,645

Current				537,048
Non-current				1,286,597

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Leases have various expiration dates, the last maturing in June 2022. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

i)	Leases as lessee

As of September 30, 2015, the future minimum lease payments under non-cancellable leases were agreements are as follows:

	September 30, 2015
	COMGÁS	Cosan Log
Future minimum lease payments
Less than one year	4,072	19,294
Between one and five years	3,405	22,584
More than five years	-	14,768
	7,477	56,646

Amounts recognized in profit or loss	(3,444)	(10,884)

COMGÁS rents properties through 12 lease contracts. The lease terms are for a period of one to six years, and the majority of lease agreements are renewable at the end of the lease period at market rates.

The rentals are recognized as expenses on a straight-line basis over the life of the respective agreement.

16	Leases and concessions

Rumo, through its subsidiary ALL, recognizes their expenses related to operating lease and concession agreements on a straight-line basis during the term of the concession period. The amount recognized in non-current liabilities refers to the amounts that have not been paid due to discussions in court about agreement conditions and/or portions allocated during the grace period.

The amount of leases and concessions payable refers to the updated concession amount, net of payments made up to the balance sheet date:

	Payables	Court Discussion	At September 30, 2015

Leases	39,125	1,986,971	2,026,096
Concessions	50,218	57,627	107,845

	89,343	2,044,598	2,133,941
Current			19,545
Non-current			2,114,396

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Court Discussion

Rumo, through its subsidiary ALL, is challenging in court the economic and financial imbalance of the Lease and Concession Agreements.

In May 2005, the company filed a note in the 20th Federal Court of Rio de Janeiro, wondering about the economic and financial imbalance of the Lease and Concession Agreements, due to the high disbursement incurred by the Company for the payment of labor judicial proceedings and other costs involved, which are of the Rede Ferroviária Federal S.A responsibility.

ALL Malha Paulista required an specialized expertise in order to determine the new value for the lease and concession installments, as well as a review of the payment of due and falling due installments until the effective expertise inspection for determination of the adequate value. In July 2005, the request was granted. In September 2005, the request was revoked by the Federal Court of Rio de Janeiro. The action still has no judgment and awaits the conclusion of the expert examination. The value related to the lease installments was being deposited in court until September 2007, when the Company obtained a judicial authorization to replace the judicial deposits for a banking guarantee letter. The management, supported by the opinion of its lawyers, assesses the chances of success as probable, but keeps the debt registry because it is a legal obligation.

ALL Malha Oeste is claiming the reestablishment of the economic-financial balance, lost due to the cancellation of transportation agreements at the moment of privatization setting change in the regulatory environment and conditions set forth in the Notice of Privatization - further growth forecasts that defined the value of the deal was not materialized. The lawsuit has been discussed by 16th Federal Court of Rio de Janeiro. The amount related to overdue installments of the Company was having guaranteed by purchasing of government securities. In March 2008 the Company was authorized to replace the saved values by bank guarantee and, in May 2008 the Company redeemed the values. In December 2014 the court recognized the occurrence of economic and financial imbalance of contracts. There remains the definition of skill to determine the amount of imbalance and related aspects.

Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but keeps the debt registry because it is a legal obligation not definitively decided yet in favor of the Company.

Judicial deposits on September 30, 2015 concerning the above claims total:

ALL Malha Paulista	116,038
ALL Malha Oeste	17,690

133,728

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

17	Trade payables

	September 30, 2015	December 31, 2014

Natural gas suppliers	1,551,302	1,043,997
Judicial deposits(i)	(294,976)	(294,976)
Materials and service suppliers	1,036,353	363,438
	2,292,679	1,112,459

Current	2,291,288	1,112,459
Non-current	1,391	-

(i)	The contracts for the supply of natural gas have their composite price built in two parts: a part that is indexed according to a basket of fuel oil in the international market and readjusted quarterly; and another part that is readjusted annually based on the domestic and/or American inflation. The cost of gas is practiced in R$/m³, and the Bolivian gas is calculated at US$/MMBTU, with correction by the monthly exchange rate variation.

On February 25, 2014, COMGÁS obtained a preliminary injunction against Petrobrás, which assured the Company the right to provide a deposit of the controversial monthly value due to Petrobrás, corresponding to the difference in prices between (i) the price in the TCQ Contract for the Supply of Gas signed between COMGÁS and Petrobrás and (ii) the price under the Firm Contract signed between Petrobrás and Gás Brasiliano Distribuidora S.A., whereas the obligation of equality assumed before the Petrobrás Group with the State Regulatory Agency - ARSESP. Initially, the security was provided by bank deposits which, subsequently, after the preliminary injunction was granted by the STJ in November 6, 2014, were replaced by a letter of guarantee issued by a first-tier financial institution.

Therefore, the controversial values calculated based on the supply of gas from January to September 2014 were assured in a court decision upon a judicial deposit and the controversial values calculated found as of the supply of gas from October 2014 to September 2015 began to be secured by a bank guarantees. The guaranteed value in the judicial deposit is R$ 294,976 and the guaranteed value through surety is of R$ 528,028.

18	Other taxes payable

	September 30, 2015	December 31, 2014

Tax Amnesty and
Refinancing Program - REFIS(i)	217,793	524,703
ICMS - State VAT	83,188	67,777
COFINS - Revenue tax	14,305	18,702
INSS - Social security	5,275	2,739
PIS - Revenue tax	2,949	2,511
Other	31,385	25,874
	354,895	642,306
Current	163,984	307,741
Non-current	190,911	334,565

(i)	The portion of R$ 350,301 related to tax debits included in the Brazilian Government’s tax amnesty and refinancing program (“Refis IV”), was offset with the respective recovery balance, as mentioned in Note 7.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Profit before taxes	99,870	277,913	90,881	605,146
Income tax and social
contribution at nominal rate (34%)	(33,956)	(94,490)	(30,900)	(205,750)

Adjustments to reconcile nominal to effective tax rate
Equity method investments (non-taxable income)	11,308	94,631	25,772	157,057
Differences in tax rates on entities under Brazilian presumed profits tax regime	1,849	12,993	-	28,652
Tax profit of the activity (operating income)	11,850	20,946	-	-
Non-deductible expenses (donations, gifts, etc.)	(4,909)	(18,627)	(1,335)	(4,882)
Amortized goodwill	464	927	-	-
Judicial demand related to income tax	-	-	-	13,839
Interest on capital (net received)	(12,818)	(18,938)	(1,085)	(6,970)
Stock options	(996)	(2,988)	(871)	(2,614)
Differences in tax rates on earnings / losses of overseas companies	36,298	39,137	8,046	(3,896)
Tax losses not recorded	(24,895)	(52,317)	12,899	(2,490)
Other	(991)	(1,379)	3,334	1,170

Income tax and social contribution benefit (expense) - current and deferred	(16,796)	(20,105)	15,860	(25,884)

Effective rate - %	16.82	7.23	-17.45	4.28

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities

	September 30, 2015				December 31, 2014
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	6,372,440	1,593,110	-	1,593,110	319,168
Social contribution tax loss carry forwards	6,418,080	-	577,627	577,627	116,578

Temporary differences
Foreign currency losses	3,014,087	753,522	271,268	1,024,790	303,488
Tax deductible goodwill	579,054	144,764	52,115	196,879	298,102
Provision for judicial demands	865,874	216,468	77,929	294,397	183,714
Allowance for doubtful accounts	233,541	58,385	21,019	79,404	53,385
Profit sharing	84,935	21,234	7,644	28,878	11,345
Expenses tax deferred	165,251	41,313	14,873	56,186	-
(-) Credits without estimated realization	(4,187,177)	(1,046,794)	(376,846)	(1,423,640)	-
Unrealized gains on derivatives instruments	(1,622,633)	(405,658)	(146,037)	(551,695)	(126,351)
Unrealized gain on sale of investments	(35,653)	(8,913)	(3,209)	(12,122)	(18,772)
Impairment	1,003,927	250,982	90,353	341,335	-
Other temporary differences	807,208	201,802	72,649	274,451	(33,390)
Property, plant and equipment(ii)	(462,042)	(115,510)	(41,584)	(157,094)	(41,669)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,036)
Unrealized gains on investment properties	(1,778,250)	(35,565)	(19,205)	(54,770)	(74,801)
Assets held for sale	(242,596)	(4,852)	(2,620)	(7,472)	(773)
Concession contract	49,405	12,351	4,446	16,797	15,057
Regulatory asset	242,654	60,664	21,839	82,503	82,503
Gains or losses on actuarial liabilities(i)	270,517	67,629	24,347	91,976	87,594
Business combination - Property, plant and equipment	802,656	200,664	72,239	272,903	(27,156)
Business combination - Intangible assets	(11,349,185)	(2,837,296)	(1,021,427)	(3,858,723)	(1,390,752)
Business combination - Other fair value adjustments	(188,444)	(47,112)	(16,960)	(64,072)	(33,951)
Other	(565,840)	(141,460)	(50,927)	(192,387)	(113,393)
Total net liability		(1,854,858)	(670,918)	(2,525,776)	(1,525,110)

Deferred income tax - Assets				1,677,495	214,164
Deferred income tax - Liabilities				(4,203,271)	(1,739,274)

Total net deferred taxes				(2,525,776)	(1,525,110)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	The credit related to the provision of post-employment benefit plan of the subsidiary COMGÁS, has an estimated period of financial achievement 25-30 years and tax credits on the temporary differences have estimated three to five years.

(ii)	Deferred income tax and social contribution of the subsidiary COMGÁS, arising from the review of the calculations of previous years, with the application of life rate provided for in the income tax legislation. The balance will be amortized over the remaining term of the concession pursuant to Article 69 of Law 12,973/14.

c)	Changes in deferred income taxes, net:

At December 31, 2014 – Net deferred tax liability	(1,525,110)
Recorded through income	129,767
Recorded through other comprehensive income	2,875
Business combinations	(1,125,795)
Other	(7,513)

At September 30, 2015 - Net deferred tax liability	(2,525,776)

20	Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Tax	434,581	343,038	370,885	319,444
Civil	272,123	139,268	180,844	48,445
Labor	546,851	175,473	199,493	50,496

	1,253,555	657,779	751,222	418,385

Changes in provision for legal proceedings:

	Tax	Civil	Labor	Total
At December 31, 2014	343,038	139,268	175,473	657,779
Accruals	25,581	15,995	36,669	78,245
Write-off / Reversals	(21,385)	(19,726)	(65,022)	(106,133)
Transfers	1,703	(6,850)	-	(5,147)
Business combinations	66,460	107,713	378,921	553,094
Indexation and interest charges	19,184	35,723	20,810	75,717

At September 30, 2015	434,581	272,123	546,851	1,253,555

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Judicial claims deemed to be probable losses, fully accrued

a)	Tax claims

	September 30, 2015	December 31, 2014
Compensation with FINSOCIAL	254,230	241,739
INSS - Social security	56,471	47,449
State VAT - ICMS credits	76,217	24,231
PIS and COFINS	3,830	-
Other	43,833	29,619

	434,581	343,038

b)	Civil and environmental

The Company and its subsidiaries are party in a number of civil and legal claims related to (i) indemnification for material and moral damages, (ii) public civil claims related to burning of sugarcane stubble, and (iii) environmental matters.

The Company and its subsidiaries are also party in a number of labor claims filed by former employees and service providers challenging, among other things, unpaid overtime, night shift premiums and risk premiums, employment guarantees, and the reimbursement of withholdings from payroll such as social contributions and trade union charges.

Judicial claims deemed as possible losses, and therefore not accrued

a)	Tax claims

	September 30, 2015	December 31, 2014
ICMS - State VAT	1,793,264	1,572,934
Foreign financial operation(i)	893,551	-
PIS and COFINS - Revenue taxes	834,526	680,065
Federal income taxes	816,658	751,495
IRRF - Withholding tax	775,381	656,087
INSS - Social security and other	568,917	530,223
IPI - Excise tax credit - NT	479,941	441,707
Goodwill ALL S.A.(ii)	437,322	-
Penalties related to tax positions	251,766	-
Compensation with IPI - IN 67/98	122,284	118,865
MP 470 - Tax installments(iii)	99,224	-
Intermodal	75,441	-
Stock option	56,399	-
Other	1,054,445	648,850

	8,259,119	5,400,226

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	The Brazilian Tax Authority assessed ALL Malha Sul arguing that the interest expense on financial investments abroad and loans, would not be deductible. In addition, notice of violation was issued questioning the non-taxation by PIS and COFINS on hedge transactions. The chance of loss is considered possible, since: a) the financial investments were made with countries on which Brazil has treaty providing for the non-taxation; and b) the incidence of PIS and COFINS on hedging transactions was rejected by decree dated 2005.

(ii)	Tax assessments issued by the Brazilian Tax Authority in 2011 and 2013 against ALL Holding concerning: a) amortization expense disallowance based on future profitability, as well as financial expenses; and b) non-taxation of supposed capital gain on disposal of equity interest in a company of the same group.

(iii)	The Brazilian Tax Authority partially rejected the installment requests for federal tax debts made by ALL Malha Sul and the ALL Intermodal, arguing that the tax losses offered by the companies were not sufficient to discharge of their debts. The probability of loss is considered possible, since the losses pointed existed and were available for such use.

b)	Civil and labor

The civil and labor claims for which unfavorable outcomes are deemed possible are as follow:

	September 30, 2015	December 31, 2014

Civil	2,173,270	1,118,151
Labor	873,785	391,992

	3,047,055	1,510,143

21	Preferred shareholders payable in subsidiaries

On June 27, 2014, Cosan S.A. transferred to a newly-incorporated wholly-owned subsidiary, Cosan Investimentos e Participações S.A., its shares in Raízen Energia S.A. and Raízen Combustíveis S.A. in addition to a debenture Cosan S.A. had issued and placed with Banco Bradesco S.A.. The net assets transferred at that date totaled R$ 1,979,519.

Concurrently, also on June 27, 2014, Cosan S.A. executed an Investment Agreement with Fundo de Investimentos em Participações Multisetorial Plus II (“FIP Multisetorial”) and with Razac Fundo de Investimentos em Participações (“FIP Razac”). FIP Multisetorial and FIP Razac are funds owned by Banco Bradesco BBI S.A and Citibank Distribuidora de Títulos e Valores Mobiliários S.A., respectively. Pursuant to this agreement, FIP Multisetorial and FIP Razac subscribed and paid-in R$ 2,000,000 of non-voting preferred shares issued by Cosan Investimentos e Participações S.A.. These preferred shares will be remunerated based on a formula designed to provide a return over 15 years equivalent to the CDI rate. In the event the accumulated remuneration falls short of the minimum amount prescribed in the formula, as at April 30, 2021, the preferred shareholders will have a put against Cosan S.A. for an amount equivalent to the value of the initial investment plus interest based on the CDI less any CDI-indexed dividends paid.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The investment in the net assets of the joint ventures, Raízen Energia S.A. and Raízen Combustíveis S.A., continue to be accounted for on the equity method without affecting the Company’s 50% interest in the results of each venture. The transaction underlying the Investment Agreement has been classified as a noncurrent financial liability in Cosan´s and Cosan S.A.´s statement of financial position and the statement of profit or loss reflects the CDI equivalent dividends classified as financial expenses.

22	Stockholders’ Equity

a)	Share capital

As of September 30, 2015, Cosan Limited’s share capital is composed of the following:

Shareholders - Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Gávea Funds	21,167,463	12.14	-	-
Skagen AS	16,120,419	9.25	-	-
MSOR Participações S.A.	1,811,250	1.04	-	-
Other	124,018,596	71.13	-	-

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	-	-

Total	174,355,341	100.00	96,332,044	100.00

There have been no changes to the number of shares issued during the periods presented.

Class B1 shares entitle the holder to 10 votes per share whereas Class A and BDRs’ shares are entitled to one vote per share.

b)	Treasury shares

The Company holds 5,996,502 Class A treasury shares as of September 30, 2015 and December 31, 2014 with a market value of US$ 2.89 per share at September 30, 2015 (US$ 7.75 per share at December 31, 2014).

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2014	Comprehensive (loss) income	September 30, 2015
Foreign currency translation differences	(298,446)	(193,689)	(492,135)
Loss on cash flow hedge in joint ventures and subsidiaries	(10,574)	(40,790)	(51,364)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	-	190,735
Actuarial gain on defined benefit plan	47,104	-	47,104
Changes in fair value of available for sale securities, net	(1,467)	4,939	3,472

Total	(72,648)	(229,540)	(302,188)

Attributable to:
Owners of the Company	(165,618)	(197,035)	(362,653)
Non-controlling interests	92,970	(32,505)	60,465

	December 31, 2013	Comprehensive (loss) income	September 30, 2014
Foreign currency translation differences	(223,038)	(30,233)	(253,271)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	43,384	(54,921)	(11,537)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	-	190,735
Actuarial gain on defined benefit plan	16,092	1,064	17,156
Changes in fair value of available for sale securities, net	(7,480)	1,722	(5,758)

Total	19,693	(82,368)	(62,675)

Attributable to:
Owners of the Company	(84,887)	(24,959)	(109,846)
Non-controlling interests	104,580	(57,409)	47,171

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

23	Earnings per share

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Numerator
Profit from continuing operations attributable to owners of the Parent
Basic	48,843	65,505	20,542	200,098
Brado's dilutive options	(436)	-	-	-
ALL's debentures	(3)	(131)	-	-
Dilutive effect of subsidiary's stock option plan	(6)	12	(9,285)	(59,492)
Dilutive effect of put option	(15,601)	(15,601)	(15,601)	(15,601)
Diluted	32,797	49,785	(4,344)	125,005

Loss from discontinued operations attributable to owners of the Parent
Basic	(436)	(1,031)	-	-
Dilutive effect of subsidiary's stock option plan	-	-	-	-
Diluted	(436)	(1,031)	-	-

Denominator
Weighted average number of shares outstanding	264,690,883	264,690,883	264,690,883	264,690,883

Basic earnings per share
Continuing operations	R$ 0.18	R$ 0.25	R$ 0.08	R$ 0.76
Discontinued operations	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
	R$ 0.18	R$ 0.25	R$ 0.08	R$ 0.76

Diluted earnings (loss) per share
Continuing operations	R$ 0.12	R$ 0.19	(R$ 0.02)	R$ 0.47
Discontinued operations	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
	R$ 0.12	R$ 0.19	(R$ 0.02)	R$ 0.47

ALL Malha Norte issued, for BNDES Participações S.A., convertible debentures remunerated at market interest rates, amounting to R$ 2,539 at September 30, 2015, whose maturity date is June 2016. The conversion, if held on 1 July 2015, would result in the issuance of 560 (13,890 on January 1, 2015) new shares of ALL Malha Norte.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Total outstanding options granted to the Company’s employees were not considered in the calculation of the diluted earnings per share as the strike price was higher than the average market price of the common shares during the period.

24	Financial results, net

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Financial expense
Interest on loans	(322,485)	(853,549)	(177,413)	(562,542)
Interest expense	(105,693)	(289,655)	(55,674)	(58,788)
Indexation expenses	(106,575)	(218,867)	(15,241)	(45,870)
Bank fees	(85,507)	(176,864)	(15,008)	(103,594)
Leases	(43,605)	(65,822)	-	-
	(663,865)	(1,604,757)	(263,336)	(770,794)
Financial income
Income from short term investments	102,978	244,822	33,930	98,321
Interest income(i)	70,455	102,410	13,658	65,051
Indexation income	24,907	42,875	3,816	10,804
	198,340	390,107	51,404	174,176

Foreign exchange effects, net	(271,185)	(764,917)	(200,171)	(103,612)

Derivative income (losses)
Foreign exchange and interest rate derivatives	206,988	582,516	124,412	51,225
	206,988	582,516	124,412	51,225

	(529,722)	(1,397,051)	(287,691)	(649,005)

(i)	During the period ended September 30, 2015, interest rates were recorded for income tax and social contribution credit of R$ 51,756, due to changes in estimates for tax purposes resulting from the review of the calculation bases, 2009 and 2010, applying the lifetime rate provided in the IN 162/98 for assets belonging to the gas distribution network.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25	Other income (expenses), net

	July 1, 2015 to September 30, 2015	January 1, 2015 to September 30, 2015	July 1, 2014 to September 30, 2014	January 1, 2014 to September 30, 2014
Gain on pre-existing relationship before negotiations for the business combinations	-	29,838	-	-
Changes in the fair value of investment properties	-	23,162	18,745	63,728
Rental income	271	2,400	288	635
Loss on disposal of non-current assets	(103)	(2,762)	(2,580)	(7,387)
Provisions for legal proceedings	(17,867)	(37,092)	(19,536)	(45,765)
Cost related to internal organization and prospective acquisitions(i)	60	(106,599)	(1,405)	(125,617)
Other	16,428	28,438	(4)	10,954

	(1,211)	(62,615)	(4,492)	(103,452)

(i)	Refers to costs incurred by the Company with lawyers, consultants, business advisors and other related services for certain reorganizations and prospective acquisitions.

26	Financial instruments

The carrying amount of financial assets and financial liabilities are as follows:

	September 30, 2015	December 31, 2014
Assets
Fair value through profit or loss
Investment securities	1,093,917	149,735
Derivate financial instruments	2,667,353	890,578
	3,761,270	1,040,313
Loans and receivables
Cash and cash equivalents	2,126,808	1,649,340
Trade receivables	1,107,322	1,346,101
Related parties	269,701	250,884
Dividends receivable	212,938	36,130
Other trade receivables	76,445	440,180
	3,793,214	3,722,635

Total	7,554,484	4,762,948

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	12,947,830	5,991,887
Leases	1,823,645	-
Trade payables	2,292,679	1,112,459
Related parties	202,556	137,441
Contingent consideration - Earn out	133,197	186,649
Dividends payable	19,232	33,354
Tax installments - REFIS	217,793	524,703
Preferred shareholders payable in subsidiaries	2,106,730	1,926,888
	19,743,662	9,913,381
Fair value through profit or loss
Loans, borrowings and debentures	4,756,758	2,510,753
Advances on real state credits	306,097	-
Pension and post-employment benefits	317,864	301,850
Derivative financial instruments	769,217	333,435
	6,149,936	3,146,038

Total	25,893,598	13,059,419

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

As at September 30, 2015 and December 31, 2014, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional(i)		Fair value
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	P&L(ii)
Exchange rate derivatives
Swap agreements	-	828,443	-	330,099	-
Forward agreements	1,808,948	178,127	294,470	21,250	301,936
Options	-	-	-	(8,842)	217,992
	1,808,948	1,006,570	294,470	342,507	519,928
Interest rate and exchange rate risk
Swap agreements (interest rate)	865,002	221,560	(105,218)	(40,330)	(100,357)
Cross currency interest rate swaps	2,877,281	1,659,904	1,708,884	254,966	500,420
	3,742,283	1,881,464	1,603,666	214,636	400,063
Total financial instruments			1,898,136	557,143	919,991

Assets			2,667,353	890,578
Liabilities			(769,217)	(333,435)

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

(i)	These amounts corresponds to the notional in USD translated to R$ by exchange rate contracted.

(ii)	The Company recorded in the statement of profit or loss and other comprehensive income, the net effect of the Senior Notes 2023 designated for hedge accounting. Therefore, the amount of R$ 337,475 is accounted for as financial expense.

Credit risk

COMGÁS has no concentration of credit risk due to its broad customer base.

Credit risk is managed through specific rules regarding client acceptance, including credit ratings and limits for customer exposure, including the requirement for a letter of credit from a major bank and obtaining actual warranties when given credit, when applicable. Management believes that credit risk is adequately managed through its policy of allowances for doubtful accounts.

The Company and its subsidiaries may acquire exchange rate and interest rate derivative instruments in the BM&FBovespa, OTC, registered CETIP or the international markets, with several banks, within the limits established in the Treasury Policy for each bank.

The credit risk on cash and cash equivalents, bank deposits in national and foreign financial institutions are determined using the rating instruments accepted by the market as follows:

	September 30, 2015	December 31, 2014

Cash and cash equivalents	2,126,808	1,649,340
Investment securities	1,093,917	149,735
Trade receivables	1,107,322	1,346,101
Derivative financial instruments	2,667,353	890,578
Receivables from related parties	269,701	250,884
Other trade receivables	76,445	440,180
Dividends receivable	212,938	36,130

	7,554,484	4,762,948

a)	Impairment

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable (Note 13).

b)	Guarantees

Cosan’s policy is to provide financial guarantees only to subsidiaries (Note 14).

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company and its subsidiaries will not be able to meet its obligations associated with its financial liabilities that are settled with cash payments or other financial assets. The Company and its subsidiaries manage liquidity risk by ensuring, as much as possible, the availability of sufficient liquidity to meet its obligations due, under normal and stress situations, without causing unacceptable losses or risking the Company’s and its subsidiaries reputation.

The Company’s non-derivative financial liabilities classified by due date (contracted undiscounted cash flows basis) are as follows:

	September 30, 2015					December 31, 2014
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings
and debentures	(5,030,040)	(7,887,178)	(8,950,354)	(9,887,626)	(31,755,198)	(14,988,841)
Trade payables	(2,291,288)	(1,391)	-	-	(2,292,679)	(1,034,282)
REFIS	(22,386)	(21,484)	(42,968)	(130,955)	(217,793)	(524,704)

	(7,343,714)	(7,910,053)	(8,993,322)	(10,018,581)	(34,265,670)	(16,547,827)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates and interest rates – will affect the Cosan’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a)	Foreign exchange risk

As at September 30, 2015 and December 31, 2014, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollars and Brazilian Reais:

	September 30, 2015		December 31, 2014
	R$	USD	R$	USD
Cash and cash equivalents	132,391	33,324	40,782	15,354
Trade receivables	7	2	4,708	1,772
Loans, borrowings and debentures(i)	(6,775,710)	(1,705,412)	(4,337,999)	(1,633,160)
Contingent consideration - Earn out	(48,476)	(12,202)	(47,340)	(17,822)
Derivative financial instruments(i)	6,766,762	1,703,160	9,235,274	3,745,648

Foreign exchange exposure, net	74,974	18,872	4,895,425	2,111,792

(i)	These amounts corresponds to the notional in USD translated to R$, by exchange rate at September 30, 2015.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

i.	Sensitivity analysis on changes in foreign exchange rates

The probable scenario was defined based on the U.S. Dollar market rates as at September 30, 2015, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at September 30, 2015 the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	September	Scenario
	30, 2015	Probable	25%	50%	-25%	-50%
At September 30, 2015	3.9729	3.9729	4.9661	5.9594	2.9797	1.9865

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	132,391	33,098	66,196	(33,098)	(66,196)
Exchange rate derivatives	USD fluctuation	1,808,948	519,475	1,038,951	(519,475)	(1,038,951)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	2,877,281	1,140,260	2,280,520	(1,140,260)	(2,280,520)
Loans, borrowings
and debentures	USD fluctuation	(6,775,710)	(1,693,928)	(3,387,855)	1,693,928	3,387,855
Contingent consideration - Earn out	USD fluctuation	(48,476)	(12,119)	(24,238)	12,119	24,238

Impacts on profit or loss		83,915	20,979	41,958	(20,979)	(41,958)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps.

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

i.	Sensitivity analysis on changes in interest rates

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2015
Exposure interest rate(i)	Balance	25%	50%	-25%	-50%
Cash and cash equivalents	1,945,035	76,814	147,744	(64,916)	(135,714)
Investment securities	1,093,917	43,202	83,094	(36,510)	(76,328)
Loans, borrowings and debentures	(17,704,588)	(494,955)	(989,910)	494,955	989,910
Derivative financial instruments	69,994	29,004	51,117	(36,897)	(85,978)

Impacts on profit or loss		(345,935)	(707,955)	356,632	691,890

(i)	The CDI and TJLP indexes considered of 14.25% and 6.50%, respectively, were obtained from information available in the market.

Financial instruments fair value

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Fair value(i)
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	2,126,808	1,649,340	2,126,808	1,649,340
Investment securities	1,093,917	149,735	1,093,917	149,735
Trade receivables	1,107,322	1,346,101	1,107,322	1,346,101
Derivative financial instruments	2,667,353	890,578	2,667,353	890,578
Related parties	269,701	250,884	269,701	250,884
Other trade receivables	76,445	440,180	76,445	440,180
Dividends receivable	212,938	36,130	212,938	36,130

Total	7,554,484	4,762,948	7,554,484	4,762,948

Liabilities
Loans, borrowings and debentures	17,704,588	8,502,640	16,614,559	8,287,378
Advances on real estate credits	306,097	-	306,097	-
Derivative financial instruments	769,217	333,435	769,217	333,435
Trade payables	2,292,679	1,112,459	2,292,679	1,112,459
Payables to related parties	202,556	137,441	202,556	137,441
Leases	1,823,645	-	1,823,645	-
Preferred shareholders payable in subsidiaries	2,106,730	1,926,888	2,106,730	1,926,888
Tax installments - REFIS	217,793	524,703	217,793	524,703
Contingent consideration - Earn out	133,197	186,649	133,197	186,649
Dividends payable	19,232	33,354	19,232	33,354

Total	25,575,734	12,757,569	24,485,705	12,542,307

(i)	If these loans and borrowings were recorded at fair value, they would be considered as “Level 2” in the fair value hierarchy presented on Note 27.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2014	1,352,796	(183,086)	1,169,710
Interest amortization	(88,646)	(71,330)	(159,976)
Fair value	654,249	(477,913)	176,336

At September 30, 2015	1,918,399	(732,329)	1,186,070

27	Fair value hierarchy

Assets and liabilities
measured at fair value	Level 1	Level 2	Total
At September 30, 2015
Cash and cash equivalents	181,773	1,945,035	2,126,808
Derivative financial assets	-	2,667,353	2,667,353
Derivative financial liabilities	-	(769,217)	(769,217)
Loans, borrowings and debentures	-	(4,756,758)	(4,756,758)
Advances on real state credits	-	(306,097)	(306,097)
Investment securities	-	1,093,917	1,093,917
Assets held for sale	-	289,295	289,295
Investment properties	-	2,385,932	2,385,932

Total	181,773	2,549,460	2,731,233

At December 31, 2014
Derivative financial assets	-	890,578	890,578
Derivative financial liabilities	-	333,434	333,434
Loans, borrowings and debentures	-	2,806,097	2,806,097
Contingent consideration - Earn out	-	186,649	186,649
Investment securities	-	149,735	149,735
Assets held for sale	-	25,089	25,089
Investment properties	-	2,641,978	2,641,978

Total	-	7,033,560	7,033,560

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

28	Pension and post-employment benefit plans

	September 30, 2015	December 31, 2014

Futura	26,125	23,048
Futura II	289	240
COMGÁS	291,450	278,562

Total	317,864	301,850

Pension plans

Defined benefit

Cosan Lubrificantes e Especialidades S.A. has a non-contributory defined benefit pension plan (Futura, formerly Previd Exxon) for certain employees upon retirement. This plan was amended to close it to new entrants and approved by the relevant authorities on May 5, 2011. No new employees are eligible to participate on the plan, contributions ceased, and participants are guaranteed a benefit proportionate to their accumulated entitlement as at March 31, 2011. During the three and nine month periods September 30, 2015, the amounts of contributions totaled R$ 722 and R$ 2,263, respectively (R$ 1,064 and R$ 3,119 for the three and nine month periods ended September 30, 2014).

Defined contribution

Since June 1, 2011, the Company and its subsidiaries have sponsored a defined contribution plan for all employees (Futura II). The Company does not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed. During the three and nine month periods ended September 30, 2015, the amounts of contributions totaled R$ 382 and R$ 1,191, respectively (R$ 441 and R$ 1,448 for the three and nine month periods ended September 30, 2014, respectively).

COMGÁS offers a supplementary retirement plan, through a defined contribution Free Benefit Generating Plan (“PGBL”). During the three and nine month periods ended September 30, 2015, employers’ contributions to the plan totaled R$ 8,770 and R$ 26,309, respectively (R$ 8,186 and R$ 24,559 for the three and nine month periods ended September 30, 2014, respectively).

29	Share-based payment

Cosan S.A.

At the annual and extraordinary general shareholders’ meeting held on July 29, 2011, the guidelines for the outlining and structuring of the stock option compensation plan for Cosan S.A.’s executives and employees were approved, authorizing the issue of up to 5% of shares of Cosan S.A.’s total capital. This stock option plan was created to attract and retain executives and key employees, offering them the opportunity to become Cosan S.A.’s shareholders.

On August 18, 2011, Cosan S.A.’s board of directors approved the total number of stock option awards of 12,000,000 shares to be issued or treasury shares held by Cosan S.A., corresponding to 2.41% of the share

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

capital at that time. On the same date the eligible executives were informed about the terms and conditions of the stock-option plan.

At August 31, 2015, 759,000 stock options were granted with vesting period of 5 years. The exercise period ends on August 31, 2022.

According to the average market value of the shares over a 30 day period ending at issuance, the exercise price was defined to be R$19.96 per share, without any discount.

The numbers of options outstanding as of September 30, 2015 is 9,671,000 (8,512,000 in the nine month period ended September 30, 2014), with a weighted average exercise price of R$ 27.84 (R$ 25.22 at September 30, 2014).

Cosan Log

With the acquisition of ALL by the Rumo, the stock option plan were canceled and assumed by the Rumo. Therefore, the fair value stock option was recalculated on the merger date, April 1, 2014.

The total of 1,478,659 options were assumed by Rumo. The fair value per option is R$ 0.18 as calculated using the binominal method. The average exercise price is R$ 5.03. This measure generated a total expenditure relating to the plan of R$ 264.

30	Discontinued operations

Discontinued operations represent the results of ALL's subsidiaries in Argentina in the final discontinuity stage. The results of discontinued operations for the quarter ended September 30, 2015 are as follows:

Selling, general and administrative expenses	(1,997)
Financial results	(4,201)
Loss before taxes	(6,198)

Income tax (expense) benefit	(8)
Loss from discontinued operations, net of tax	(6,206)

The operating cash flow from discontinued operations amounted to an outflow of R$ 153.

Cosan Limited

Notes to the consolidated interim financial statements

For the three and nine month periods ended September 30, 2015 and 2014

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

31	Subsequent events

Cosan Log

On October 2, 2015, the Board of Directors approved the creation of the Plan Option or Share Subscription - Calendar Year 2015 ("2015 Program").

A total of 4,485,238 options were granted at an exercise price of R$ 7.31 (adjusted by IPCA). This plan has a vesting period of 5 years and options can be exercised between October 1, 2020 and up to 2 years after that date.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 18, 2015	By:		/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer